                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-83346
PROSPECTUS SUPPLEMENT
JUNE 21, 2002
(TO PROSPECTUS DATED MARCH 11, 2002)

                                 $1,500,000,000

                                     [LOGO]

               $1,000,000,000 5.50% Global Notes due July 1, 2007
                $500,000,000 6.50% Global Notes due July 1, 2012
                               ------------------

    Hewlett-Packard Company will pay interest on the 2007 Global Notes and the 2012 Global Notes on each January 1 and July 1. The first interest payment will be made on January 1, 2003. The 2007 Global Notes and the 2012 Global Notes are referred to together in this prospectus supplement as the Global Notes.

    We may redeem some or all of the Global Notes of either series at any time at the redemption prices described beginning on page S-26. We may also redeem all but not part of the Global Notes of either series prior to maturity upon the occurrence of certain events involving United States taxation. There is no sinking fund for the Global Notes.

    Application has been made to list both series of Global Notes on the Luxembourg Stock Exchange.

                             ---------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT AND ON PAGE 7 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE GLOBAL NOTES.

                             ---------------------

                                                PRICE TO     UNDERWRITING   PROCEEDS, BEFORE
                                               PUBLIC(1)       DISCOUNT     EXPENSES, TO HP
                                              ------------   ------------   ----------------
Per 2007 Global Note........................        99.800%         .350%           99.450%
  Total.....................................  $998,000,000    $3,500,000      $994,500,000
Per 2012 Global Note........................        99.955%         .450%           99.505%
  Total.....................................  $499,775,000    $2,250,000      $497,525,000

------------------------

(1) Plus accrued interest, if any, from June 26, 2002 if settlement occurs after that date.

    Delivery of the Global Notes in book-entry form only will be made through The Depository Trust Company on or about June 26, 2002. The Global Notes of each series have been approved for clearance through the Clearstream and Euroclear systems.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                               JOINT BOOK-RUNNERS

Banc of America Securities LLC  Deutsche Bank Securities  JPMorgan

                               ------------------

Scotia Capital

       ABN AMRO Incorporated
                   BNP PARIBAS
                             Commerzbank Securities
                                      Credit Suisse First Boston
                                               HSBC
                                                       Salomon Smith Barney
                                                               Wachovia
                                                               Securities

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                PAGE
                                                              --------
Documents Incorporated by Reference.........................     S-3
Forward-Looking Statements..................................     S-4
Summary.....................................................     S-5
Risk Factors................................................     S-9
Use of Proceeds.............................................    S-10
Capitalization..............................................    S-11
Selected Consolidated Financial Data........................    S-12
Unaudited Pro Forma Condensed Combined Consolidated
  Financial Statements......................................    S-14
Description of the Global Notes.............................    S-25
United States Federal Taxation..............................    S-32
Underwriting................................................    S-37
Offering Restrictions.......................................    S-39
Validity of the Global Notes................................    S-41
Experts.....................................................    S-41
General Information.........................................    S-41

                                   Prospectus

                                                                PAGE
                                                              --------
Summary.....................................................      1
Where You Can Find More Information.........................      5
Risk Factors................................................      7
Ratio of Earnings to Fixed Charges..........................      7
Use of Proceeds.............................................      7
Description of the Debt Securities..........................      8
Description Common Stock....................................     19
Description of Preferred Stock..............................     21
Description of the Depositary Shares........................     24
Description of the Warrants.................................     27
Plan of Distribution........................................     29
Legal Matters...............................................     30
Experts.....................................................     30

                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT IS ACCURATE ONLY AS OF THE DATE OF THIS DOCUMENT OR AS OF ITS DATE, AS APPLICABLE.
                            ------------------------

    This prospectus supplement and the accompanying prospectus include specific information given in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information about us.

    In this prospectus supplement and accompanying prospectus, unless otherwise specified or the context otherwise requires, references to "dollars," "$" and "U.S.$" are to U.S. dollars, and references to "Hewlett-Packard," "HP," "we," "us" or "our" refer to Hewlett-Packard Company, and not to any of our subsidiaries unless otherwise indicated.

    We cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange. Inquiries regarding our listing status on the Luxembourg Stock Exchange should be directed to our Luxembourg listing agent, Dexia Banque Internationale a Luxembourg, 69 Route D'Esch, L-2953, Luxembourg.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents previously filed by HP (File No. 1-4423) with the U.S. Securities and Exchange Commission, which we refer to in this prospectus supplement as the Commission, under the Securities Exchange Act of 1934, as amended, are incorporated herein by reference:

    (a) Our Annual Report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001;

    (b) Our Quarterly Reports on Form 10-Q for the quarterly periods ended January 31, 2002 and April 30, 2002; and

    (c) Our Current Reports on Form 8-K dated November 5, 2001, November 14, 2001, November 15, 2001, November 29, 2001, December 7, 2001,
       February 13, 2002, February 14, 2002, February 27, 2002, March 14, 2002,
       March 28, 2002, April 1, 2002, April 12, 2002, April 17, 2002, May 1,
       2002, May 3, 2002, May 14, 2002 and June 18, 2002.

    The documents incorporated by reference into this prospectus supplement and the accompanying prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus supplement and the accompanying prospectus (not including exhibits to the information unless those exhibits are specifically incorporated by reference into this prospectus supplement and the accompanying prospectus) to any person, without charge, upon written or oral request. You may request a copy of information incorporated by reference into this prospectus supplement and the accompanying prospectus by contacting us in writing or by telephone at the following address:

    Hewlett-Packard Company
    3000 Hanover Street
    Palo Alto, California 94304
    Attention: Investor Relations
    (650) 857-1501
    INVESTOR_RELATIONS@HP.COM

    In addition, you may obtain copies of the documents incorporated by reference by making a request through our investor relations website, http://www.hp.com/hpinfo/investor. Please note, however, that we have not incorporated any other information by reference from our website, other than the documents listed above.

    We file annual, quarterly and current reports, proxy and information statements and other information with the Commission. Copies of the reports, proxy and information statements and other information filed by us with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at:

    450 Fifth Street, N.W.
    Washington, D.C. 20549

    Copies of these materials can also be obtained by mail at prescribed rates from the public reference facilities of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Commission at 1-800-SEC-0330. The Commission maintains a website that contains reports, proxy statements and other information regarding us. The address of the Commission website is http://www.sec.gov.

    Reports, proxy and information statements and other information concerning HP may be inspected at:

    The New York Stock Exchange
    20 Broad Street
    New York, New York 10005

    The documents incorporated by reference are obtainable free of charge at the office of the Luxembourg listing agent. See "General Information" below for additional information regarding incorporation by reference.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of HP and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenue, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans; any statement concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the performance of contracts by customers and partners, employee management issues, the challenge of managing asset levels, the difficulty of keeping expense growth at modest levels, the assumption of maintaining revenues on a combined company basis following the closing of the Compaq merger and other risks that are described under "Factors that Could Affect Future Results" set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 2 of HP's Quarterly Report on Form 10-Q for the quarter ended April 30, 2002 incorporated by reference herein, and that are otherwise described from time to time in HP's Commission reports filed subsequent to HP's Annual Report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001.

                                    SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE ENTIRE PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE, INCLUDING OUR CONSOLIDATED CONDENSED FINANCIAL STATEMENTS AND RELATED NOTES. YOU SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE MATTERS DISCUSSED IN "RISK FACTORS" BELOW.

                         About Hewlett-Packard Company

    We are a leading global provider of products, technologies, solutions and services to consumers and businesses. We organize our operations into five major businesses. These segments are determined in accordance with how management views and evaluates HP's businesses. The factors that management uses to identify HP's separate businesses include customer base, homogeneity of products, technology and delivery channels. After May 3, 2002, the closing date of the Compaq merger (as described herein), certain changes were made to the previous organizational structure based on product roadmap decisions for the combined company, resulting in the descriptions of the types of products and services provided by each reportable segment set forth below. However, future changes to this organizational structure due to product roadmap decisions and other integration decisions related to the Compaq merger may result in further changes to our reportable segments.

    - PERSONAL SYSTEMS provides commercial personal computers ("PCs"), home PCs, workstations, a range of handheld computing devices, digital entertainment systems, calculators and other related accessories, software and services for commercial and consumer markets. Commercial PCs include the e-PC, Evo and Vectra desktop series as well as Evo, Armada and Omnibook notebook PCs. Home PCs include the Pavilion and Presario series of multi-media consumer desktop PCs and notebook PCs. Workstations provide UNIX-Registered Trademark-, Windows and Linux-based systems. Handheld computing devices include the iPAQ and Jornada handheld products that run on Pocket PC-Registered Trademark- software. Digital entertainment systems offer the DVD+RW drives as well as digital entertainment center products.

    - ENTERPRISE SYSTEMS provides UNIX-Registered Trademark- servers, industry standard servers, storage and software solutions. UNIX-Registered Trademark- servers include RISC-based servers running on the HP-UX operating system and the HP AlphaServer product line running on Tru64 UNIX-Registered Trademark-. The various UNIX-Registered Trademark- server offerings range from low-end servers to high-end scalable servers, including the Superdome line. Additionally, under UNIX-Registered Trademark- servers, HP offers its NonStop fault-tolerant server products, which deliver high levels of availability, performance, scale and manageability for business critical solutions. Industry standard servers offer primarily entry-level and mid-range ProLiant servers, which run on the Windows, Linux and Novell operating systems. Storage provides entry-level, mid-range and enterprise array offerings, storage area networks, storage management software and virtualization technologies, as well as tape drives, tape libraries and optical archival storage. Software offers management and telecommunications software solutions designed primarily for large-scale systems and networks. These software solutions run on a variety of operating systems including Windows and multiple versions of UNIX-Registered Trademark-.

    - IMAGING AND PRINTING SYSTEMS provides printer hardware, digital imaging products, printer supplies, and related professional and consulting services. Printer hardware consists of business and home printing devices, which include color and monochrome printers for shared and personal use, multi-function laser and all-in-one inkjet devices, personal color copiers and faxes, wide- and large-format inkjet printers, and digital presses. Digital imaging products include scanner and digital photography products. Supplies offer laser and inkjet printer cartridges and other related printing media. Professional and consulting services are provided to customers on the optimal use of printing and imaging assets.

    - SERVICES provides a comprehensive, integrated portfolio of IT Services offerings, including customer support, consulting and integration, and managed services. Customer support provides a range of services from standalone product support to high availability services for complex, global, networked, multi-vendor environments. Customer support also manages warranty support through its own service organization, as well as through full-service resellers and independent service companies. Consulting and integration provides services to design, build and integrate IT infrastructure. Consulting and integration also provides cross-industry solutions in areas such as customer relationship management, supply chain, e-commerce, business portals, messaging and security, as well as industry focused solutions for financial services, telecommunications, manufacturing and government. Managed services offers a range of IT management services, both comprehensive and selective, including transformational infrastructure services, client computing managed services, managed web services, application services, as well as business continuity and recovery services. Services teams with leading software, networking and services companies to bring complete solutions to our customers.

    - FINANCING supports and enhances HP's global product and services solutions by providing a broad range of value-added financial services offerings that enable HP's customers worldwide to acquire complete IT solutions, including hardware, software and services. Financing offerings include lease and loan financing and computing and printing utility offerings, as well as financial asset management services for large global and enterprise customers. Financing also offers an array of specialized financial services to small- and medium-sized businesses and educational and governmental customers. Financing offers innovative, customized and flexible alternatives to balance unique customer cash flow, technology obsolescence and capacity needs.

    We were incorporated in 1947 under the laws of the State of California as the successor to a partnership founded in 1939 by William R. Hewlett and David Packard. Effective in May 1998, we changed our state of incorporation from California to Delaware. Our principal executive offices are located at 3000 Hanover Street, Palo Alto, California 94304. Our telephone number is
(650) 857-1501.
                            ------------------------

    UNIX is a registered trademark of The Open Group. Windows is a registered trademark of Microsoft Corporation in the United States and other countries. Linux is a registered trademark of Linus Torvalds.
                            ------------------------

                              Recent Developments

MERGER TRANSACTION WITH COMPAQ COMPUTER CORPORATION

    Effective May 3, 2002, pursuant to the Agreement and Plan of Reorganization dated as of September 4, 2001, referred to as the Merger Agreement, among HP, Compaq Computer Corporation, referred to as Compaq, and Heloise Merger Corporation, a wholly-owned subsidiary of HP, Heloise Merger Corporation was merged with and into Compaq with Compaq continuing as the surviving corporation and a wholly-owned subsidiary of HP. This transaction is referred to as the Compaq merger in this prospectus supplement. Compaq is a leading global provider of information technology products, services and solutions for enterprise customers. Compaq designs, develops, manufactures and markets information technology equipment, software, services and solutions, fault-tolerant business critical solutions, communication products, personal desktop and notebook computers and personal entertainment and Internet devices.

    Pursuant to the Merger Agreement, as a result of the Compaq merger, each share of Compaq common stock outstanding at the effective time of the Compaq merger was converted into the right to receive 0.6325 of a share of HP common stock. In addition, upon completion of the Compaq merger, HP assumed outstanding stock appreciation rights and options to purchase shares of Compaq common stock, each at the exchange ratio referred to in the preceding sentence, and HP assumed certain Compaq stock plans.

    Following consummation of the Compaq merger, Compaq's common stock was delisted from the New York Stock Exchange. HP common stock now trades on the New York Stock Exchange and the Pacific Exchange under the symbol "HPQ." In addition, in connection with the Compaq merger we plan to guarantee certain of Compaq's indebtedness.

    The issuance of HP common stock under the Merger Agreement as described above was registered under the Securities Act of 1933, as amended, pursuant to HP's registration statement on Form S-4 (File No. 333-73454) filed with the Commission and declared effective on February 5, 2002, and HP's post-effective amendment to the registration statement on Form S-4 filed with the Commission pursuant to Rule 462(d), which became effective immediately upon filing on February 5, 2002. The Joint Proxy Statement/Prospectus of HP and Compaq included in the registration statement on Form S-4 contains additional information about the Compaq merger. A copy of the Merger Agreement is attached as Exhibit 2.1 to HP's Current Report on Form 8-K filed with the Commission on September 4, 2001.

                                  The Offering

Issuer                               Hewlett-Packard Company.

Securities Offered                   $1,000,000,000 aggregate initial principal amount of 2007
                                     Global Notes.

                                     $500,000,000 aggregate initial principal amount of 2012
                                     Global Notes.

Maturity Dates                       July 1, 2007 for the 2007 Global Notes.

                                     July 1, 2012 for the 2012 Global Notes.

Interest Rates                       The 2007 Global Notes will bear interest beginning from
                                     June 26, 2002 at the rate of 5.50% per year, payable
                                     semiannually.

                                     The 2012 Global Notes will bear interest beginning from
                                     June 26, 2002 at the rate of 6.50% per year, payable
                                     semiannually.

Interest Payment Dates               January 1 and July 1 of each year, beginning on January 1,
                                     2003.

Ranking                              Each series of Global Notes is a senior unsecured obligation of HP and will rank equally with all of HP's other senior
                                     unsecured indebtedness from time to time outstanding.

Optional Redemption                  HP may redeem each series of Global Notes, in whole or in
                                     part, at any time, at the redemption prices described under the heading "Description of the Global Notes--Optional
                                     Redemption" in this prospectus supplement.

Redemption for Tax Purposes          HP may redeem all, but not part, of the Global Notes of each series upon the occurrence of certain tax events at the
                                     redemption prices described under the heading "Description of the Global Notes--Redemption for Tax Purposes" in this
                                     prospectus supplement.

Listing                              Application has been made to list both series of Global
                                     Notes on the Luxembourg Stock Exchange.

                                  RISK FACTORS

    IN CONSULTATION WITH YOUR OWN FINANCIAL AND LEGAL ADVISORS, AND IN ADDITION TO THE OTHER INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING DISCUSSION OF RISKS BEFORE DECIDING WHETHER AN INVESTMENT IN EITHER SERIES OF GLOBAL NOTES IS SUITABLE FOR YOU. IN ADDITION, YOU SHOULD CAREFULLY CONSIDER THE OTHER RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT ARE DESCRIBED UNDER "FACTORS THAT COULD AFFECT FUTURE RESULTS" SET FORTH IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION" IN ITEM 2 OF HP'S QUARTERLY REPORT ON FORM 10-Q FOR THE FISCAL QUARTER ENDED APRIL 30, 2002, INCORPORATED BY REFERENCE HEREIN, AND THAT ARE OTHERWISE DESCRIBED FROM TIME TO TIME IN HP'S COMMISSION REPORTS FILED SUBSEQUENT TO HP'S ANNUAL REPORT ON FORM 10-K, AS AMENDED ON JANUARY 30, 2002, FOR THE FISCAL YEAR ENDED OCTOBER 31, 2001.

CHANGES IN OUR CREDIT RATINGS MAY ADVERSELY AFFECT YOUR INVESTMENT IN THE 2007 GLOBAL NOTES AND THE 2012 GLOBAL NOTES

    Our long-term debt, including the 2007 Global Notes and the 2012 Global Notes, is currently rated "A3" (with negative outlook) by Moody's Investors Service, "A-" (with negative outlook) by Standard & Poor's and "A" (with negative outlook) by Fitch Ratings. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could increase our corporate borrowing costs and affect the market value of your 2007 Global Notes and 2012 Global Notes.

THERE MAY BE AN UNCERTAIN TRADING MARKET FOR YOUR GLOBAL NOTES

    We cannot assure you that a trading market for the 2007 Global Notes or the 2012 Global Notes will ever develop or will be maintained. Many factors independent of our creditworthiness affect the trading market. These factors include:

    - time remaining to the maturity of the 2007 Global Notes or the 2012 Global Notes;

    - outstanding amount of the 2007 Global Notes or the 2012 Global Notes;

    - redemption of the 2007 Global Notes or the 2012 Global Notes; and

    - level, direction and volatility of market interest rates generally.

REDEMPTION MAY ADVERSELY AFFECT YOUR RETURN ON THE GLOBAL NOTES

    We have the right to redeem some or all of the Global Notes prior to maturity, including for tax purposes. We may redeem the Global Notes at times when prevailing interest rates may be relatively low. Accordingly, you may not be able to reinvest the redemption in a comparable security at an effective interest rate as high as that of the 2007 Global Notes or the 2012 Global Notes.

THE GLOBAL NOTES ARE STRUCTURALLY SUBORDINATED TO THE INDEBTEDNESS OF OUR SUBSIDIARIES

    The Global Notes are obligations exclusively of HP and not of any of our subsidiaries. A substantial portion of our operations is conducted in part through subsidiaries, including Compaq. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due under the Global Notes or to make any funds available therefor, whether by dividends, loans or other payments. Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors (including trade creditors) and holders of preferred stock, if any, of our subsidiaries will have priority with respect to the assets of such subsidiaries over our claims (and therefore the claims of our creditors, including holders of the Global Notes). Consequently, the Global Notes will be effectively subordinated to all liabilities of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Global Notes are estimated to be approximately $1,491,725,000, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

    The net proceeds from the sale of the Global Notes will be used for general corporate purposes, which may include capital expenditures, repurchases of common stock, payment of dividends, repayment of indebtedness of HP and its subsidiaries, acquisitions of products, technology and businesses, including related restructuring expenses and meeting working capital needs. Pending such uses, we will invest the net proceeds in interest-bearing securities.

                                 CAPITALIZATION

    The following table sets forth:

    - our long-term debt and capitalization as of April 30, 2002, and

    - our long-term debt and capitalization as of April 30, 2002, as adjusted to give effect to the sale by us of the 2007 Global Notes and the 2012 Global Notes offered hereby (but not adjusted to give effect to the Compaq merger).

    This table should be read in conjunction with our historical unaudited consolidated condensed financial statements, including the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are contained in our Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2002 and incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                   APRIL 30, 2002
                                                              ------------------------
                                                              HISTORICAL   AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN MILLIONS)
Long-term debt:
  7.15% Global Notes due June 15, 2005......................    $ 1,632      $ 1,632
  5.75% Global Notes due December 15, 2006..................        989          989
  5.50% Global Notes due July 1, 2007.......................         --        1,000
  6.50% Global Notes due July 1, 2012.......................         --          500
Other long-term debt........................................      1,821(1)     1,821(1)
                                                                -------      -------
Total long-term debt(2).....................................    $ 4,442      $ 5,942
                                                                =======      =======

Stockholders' equity:
  Preferred Stock, $0.01 par value; 300,000,000 shares
    authorized; no shares issued and outstanding............         --           --
  Common Stock, $0.01 par value; 9,600,000,000 shares
    authorized; 1,977,000,000 shares issued and
    outstanding.............................................    $    20      $    20
  Additional paid-in capital................................        845          845
  Retained earnings.........................................     14,101       14,101
  Accumulated other comprehensive income....................         (5)          (5)
                                                                -------      -------
    Total stockholders' equity(3)...........................    $14,961      $14,961
                                                                -------      -------
      Total capitalization..................................    $19,403      $20,903
                                                                =======      =======

------------------------

(1) Includes approximately $313 million of our zero-coupon subordinated convertible notes due 2017, convertible at a rate of 15.09 shares of common stock for each $1,000 face value.

(2) Pro forma "Total long-term debt" as of April 30, 2002 giving effect to the closing of the Compaq merger, but without consideration of the effect of the offering of the Global Notes contemplated by this prospectus supplement and the accompanying prospectus, would have been $5,072 million. See the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page S-14.

(3) Pro forma "Total stockholders' equity" as of April 30, 2002 giving effect to the closing of the Compaq merger, but without consideration of the effect of the offering of the Global Notes contemplated by this prospectus supplement and the accompanying prospectus, would have been $38,301 million. See the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page S-14.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The table below presents a summary of selected consolidated financial data as of the dates and for the periods indicated. The historical consolidated statements of earnings data presented below for the fiscal years ended
October 31, 2001, 2000 and 1999 and the historical consolidated balance sheets data as of October 31, 2001 and 2000 have been derived from our historical consolidated financial statements, which are incorporated by reference into this prospectus supplement. The historical consolidated balance sheet data as of October 31, 1999 have been derived from our historical consolidated financial statements, which are not incorporated by reference into this prospectus supplement. The selected historical consolidated financial data as of and for the six months ended April 30, 2002 and 2001 have been derived from our unaudited historical consolidated condensed financial statements which are incorporated by reference into this prospectus supplement and include, in the opinion of our management, all adjustments, consisting of only normal recurring adjustments, which we consider necessary for a fair presentation of the results of operations for those periods and financial position at those dates. Operating results for the six months ended April 30, 2002 are not necessarily indicative of results that may be expected for the entire year ending October 31, 2002.

    It is important that you read the following summary selected historical consolidated financial data together with the consolidated financial statements and accompanying notes contained in our Annual Report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2002, each as filed with the Commission, as well as the sections of our Annual Report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended
October 31, 2001 and Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2002, entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which are incorporated by reference into this prospectus supplement. See "Documents Incorporated by Reference" above and "General Information" below, as well as "Where You Can Find More Information" in the accompanying prospectus.

    Our consolidated financial statements for the fiscal year ended October 31, 2001 included in our 2001 Annual Report on Form 10-K, as amended on January 30, 2002, included a cumulative effect of an accounting change as a result of the adoption of Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," as amended, as well as certain minor reclassifications.

                   Selected Consolidated Financial Data(1)(2)
                    (In Millions, Except Per Share Amounts)

                                                           AS OF OR FOR THE
                                                           SIX MONTHS ENDED            AS OF OR FOR THE
                                                               APRIL 30,            YEAR ENDED OCTOBER 31,
                                                          -------------------   ------------------------------
                                                            2002     2001(3)    2001(3)      2000       1999
                                                          --------   --------   --------   --------   --------
HISTORICAL CONSOLIDATED STATEMENTS OF EARNINGS DATA:
Net revenue:............................................  $22,004    $24,066    $45,226    $48,870    $42,371
Earnings from operations(4).............................    1,039      1,113      1,439      4,025      3,818
Net earnings from continuing operations before
  extraordinary item and cumulative effect of change in
  accounting principle(5)...............................      716        425        624      3,561      3,104
Net earnings per share from continuing operations before
  extraordinary item and cumulative effect of change in
  accounting principle(5)(6)............................
  Basic.................................................  $  0.37    $  0.22    $  0.32    $  1.80    $  1.54
  Diluted...............................................  $  0.37    $  0.22    $  0.32    $  1.73    $  1.49
Cash dividends declared per share(6)....................  $  0.16    $  0.16    $  0.32    $  0.32    $  0.32
HISTORICAL CONSOLIDATED BALANCE SHEET DATA:
  Total assets(1).......................................  $34,280    $33,458    $32,584    $34,009    $35,297
  Long-term debt........................................    4,442      2,843      3,729      3,402      1,764
OTHER DATA:
  Ratio of earnings to fixed charges(7).................     6.7x       2.7x       2.6x      12.5x      13.7x

--------------------------

(1) HP's consolidated financial statements and notes for all periods present the businesses of Agilent Technologies, Inc. as a discontinued operation through the spin-off date of June 2, 2000. Accordingly, total assets includes net assets of discontinued operations of $3,533 million at October 31, 1999.

(2) Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

(3) HP adopted Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" in the fourth quarter of fiscal year 2001, retroactive to November 1, 2000.

(4) Earnings from operations includes: $178 million of merger-related charges and $18 million of restructuring charges for the six months ended April 30, 2002; $102 million of restructuring charges for the six months ended
    April 30, 2001; $384 million of restructuring charges in fiscal 2001 and $102 million of restructuring charges in fiscal 2000.

(5) Net earnings and net earnings per share from continuing operations before extraordinary item and cumulative effect of change in accounting principle include the following items before related tax effects: $178 million of merger-related charges, $18 million of restructuring charges and $16 million of net investment losses for the six months ended April 30, 2002; $102 million of restructuring charges, $365 million of net investment losses and a $400 million charge for litigation settlement for the six months ended April 30, 2001; $384 million of restructuring charges, $455 million of net investment losses, a $400 million charge for litigation settlement and $53 million of net losses on divestitures in fiscal 2001 and $102 million of restructuring charges and $203 million of gains from divestitures in fiscal 2000.

(6) All per-share amounts reflect the retroactive effects of the two-for-one stock split in the form of a stock dividend effective October 27, 2000.

(7) The ratio of earnings to fixed charges was computed by dividing earnings (earnings from continuing operations before extraordinary item, cumulative effect of change in accounting principle and taxes, adjusted for fixed charges from continuing operations, minority interest in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity investees) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount or premium on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                       CONSOLIDATED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed combined consolidated balance sheet as of April 30, 2002 and the unaudited pro forma condensed combined consolidated statements of earnings for the six months ended April 30, 2002 and for the year ended October 31, 2001 are based on the historical financial statements of HP and Compaq after giving effect to the Compaq merger as a purchase of Compaq by HP using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined consolidated financial statements. The Compaq merger was completed on May 3, 2002.

    The unaudited pro forma condensed combined consolidated balance sheet as of April 30, 2002 is presented to give effect to the Compaq merger as if it occurred on April 30, 2002 and, due to different fiscal period ends, combines the historical balance sheet for HP at April 30, 2002 and the historical balance sheet of Compaq at March 31, 2002. The unaudited pro forma condensed combined consolidated statement of earnings of HP and Compaq for the six months ended April 30, 2002 is presented as if the combination had taken place on November 1, 2001 and, due to different fiscal period ends, combines the historical results of HP for the six months ended April 30, 2002 and the historical results of Compaq for the six months ended March 31, 2002. The unaudited pro forma condensed combined consolidated statement of earnings of HP and Compaq for the year ended October 31, 2001 is presented as if the combination had taken place on November 1, 2000 and, due to different fiscal period ends, combines the historical results of HP for the year ended
October 31, 2001 and the historical results of Compaq for the twelve months ended September 30, 2001.

    Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined consolidated financial statements, is allocated to the net tangible and intangible assets of Compaq acquired in connection with the Compaq merger, based on their fair values as of the completion of the Compaq merger. Independent valuation specialists are currently conducting an independent valuation in order to assist management of HP in determining the fair values of a significant portion of these assets. The preliminary work performed by the independent valuation specialists has been considered in management's estimates of the fair values reflected in these unaudited pro forma condensed combined consolidated financial statements. A final determination of these fair values will include management's consideration of a final valuation prepared by the independent valuation specialists. This final valuation will be based on the actual net tangible and intangible assets of Compaq that existed as of the date of completion of the Compaq merger.

    As of the completion of the Compaq merger, management of the combined company had begun to assess and formulate plans to exit certain activities of Compaq and to terminate or relocate certain employees of Compaq. These assessments are still in process. Based on a preliminary analysis to date, costs of approximately $1.3 billion will be accrued as of the completion of the Compaq merger for severance or relocation costs related to Compaq employees, costs of vacating some facilities (leased or owned) of Compaq, and other costs associated with exiting activities of Compaq. A pro forma adjustment for $1.3 billion has been included in the unaudited pro forma condensed combined consolidated balance sheet as of April 30, 2002. In addition, based on a preliminary analysis, HP expects to incur, during the quarter ended July 31, 2002 or in subsequent quarters, additional costs of approximately $1.3 billion for severance costs related to HP employees, costs of vacating some facilities (leased or owned) of HP, and other costs associated with exiting activities of HP. Management expects to be committed to a formal exit plan such that a significant portion of these costs will be recorded as a restructuring charge in the quarter ended July 31, 2002. An adjustment for an estimate of the restructuring costs to be incurred by HP has not been included in the unaudited pro forma condensed combined consolidated statements of earnings since such adjustment is non-recurring in nature. HP estimates that this preliminary estimate of these costs, in total, would result in cash expenditures of approximately $2.1 billion, with the remainder being non-cash charges. These estimates are preliminary and subject to change based on HP's further assessments. However, any changes will likely be increases to these amounts as additional exit activities are identified and assessments are completed.

    These unaudited pro forma condensed combined consolidated financial statements have been prepared based on preliminary estimates of fair values. Therefore, the actual amounts recorded as of the completion of the Compaq merger may differ materially from the information presented in these unaudited pro forma condensed combined consolidated financial statements due to the receipt of the final valuation, the impact of ongoing integration activities and Compaq's net assets as of the completion date (May 3, 2002).

    The unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes contained in HP's Annual Report on Form 10-K, as amended on January 30, 2002, for its fiscal year ended October 31, 2001 and Quarterly Report on Form 10-Q for its quarter ended April 30, 2002 and Compaq's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 and Quarterly Report on Form 10-Q for its quarter ended March 31, 2002. The unaudited pro forma condensed combined consolidated financial statements are not intended to represent or be indicative of the consolidated results of operations or financial condition of HP that would have been reported had the Compaq merger been completed as of the dates presented and should not be taken as representative of the future consolidated results of operations or financial condition of HP.

       Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet
                                of HP and Compaq

                                 April 30, 2002
                                 (In millions)

                                                        HISTORICAL
                                                    -------------------     PRO FORMA      PRO FORMA
                                                       HP       COMPAQ    ADJUSTMENTS(1)   COMBINED
                                                    --------   --------   --------------   ---------
ASSETS
Current assets:
  Cash and cash equivalents.......................  $ 8,741    $ 3,702       $    --        $12,443
  Short-term investments..........................      147         --            --            147
  Accounts receivable, net........................    3,936      4,147            --          8,083
  Financing receivables, net......................    2,216      1,222           (30)(a)      3,408
  Inventory.......................................    4,017      1,419          (260)(b)      5,176
  Other current assets............................    4,798      2,521           543 (c)      7,862
                                                    -------    -------       -------        -------
    Total current assets..........................   23,855     13,011           253         37,119
Property, plant and equipment, net................    4,305      3,171            90 (d)      7,566
Long-term investments and other assets............    4,831      5,324        (3,506)(e)      6,649
Amortizable intangible assets, net................      228      1,363         2,137 (f)      3,728
Goodwill and intangible assets with indefinite
  lives...........................................    1,061        248        15,020 (g)     16,329
                                                    -------    -------       -------        -------
    Total assets..................................  $34,280    $23,117       $13,994        $71,391
                                                    =======    =======       =======        =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable and short-term borrowings.........  $ 1,618    $ 1,666       $    --        $ 3,284
  Accounts payable................................    3,584      3,350            --          6,934
  Deferred revenue................................    1,943      1,191           (40)(h)      3,094
  Other accrued liabilities.......................    6,687      3,870         1,650 (i)     12,207
                                                    -------    -------       -------        -------
    Total current liabilities.....................   13,832     10,077         1,610         25,519
Long-term debt....................................    4,442        600            30 (j)      5,072
Other liabilities.................................    1,045      1,304           150 (k)      2,499
Total stockholders' equity........................   14,961     11,136        12,204 (l)     38,301
                                                    -------    -------       -------        -------
    Total liabilities and stockholders' equity....  $34,280    $23,117       $13,994        $71,391
                                                    =======    =======       =======        =======

------------------------

(1) The letters refer to a description of the adjustments in Note 2.

 SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                             FINANCIAL STATEMENTS.

   Unaudited Pro Forma Condensed Combined Consolidated Statement of Earnings
                                of HP and Compaq

                        Six Months ended April 30, 2002
                    (In millions, except per share amounts)

                                                         HISTORICAL
                                                     -------------------     PRO FORMA      PRO FORMA
                                                        HP       COMPAQ    ADJUSTMENTS(1)   COMBINED
                                                     --------   --------   --------------   ---------
Net revenue:
  Products.........................................  $18,206    $12,389       $    --        $30,595
  Services.........................................    3,612      3,269            --          6,881
  Financing income.................................      186        101            --            287
                                                     -------    -------       -------        -------
    Total net revenue..............................   22,004     15,759            --         37,763
Costs and expenses:
  Cost of products sold(2).........................   13,412      9,888            25 (m)     23,325
  Cost of services.................................    2,420      2,362            --          4,782
  Financing interest...............................       68         69            --            137
  Research and development.........................    1,420        578            --          1,998
  Selling, general and administrative(2)...........    3,346      2,340            (5)(d)      5,681
  Merger-related costs.............................      178         71            --            249
  Restructuring and related charges................       18         --            --             18
  Amortization of intangible assets................       15        166            84 (f)        265
  Amortization of goodwill.........................       88          8            --             96
                                                     -------    -------       -------        -------
    Total costs and expenses.......................   20,965     15,482           104         36,551
                                                     -------    -------       -------        -------
Earnings from operations...........................    1,039        277          (104)         1,212
Interest and other, net............................      (51)       (84)           --           (135)
                                                     -------    -------       -------        -------
Earnings before taxes..............................      988        193          (104)         1,077
Provision (benefit) for taxes......................      272         57           (34)(n)        295
                                                     -------    -------       -------        -------
Net earnings(3)....................................  $   716    $   136       $   (70)       $   782
                                                     =======    =======       =======        =======
Net earnings per share(3):
  Basic............................................  $  0.37    $  0.08                      $  0.26
                                                     =======    =======                      =======
  Diluted..........................................  $  0.37    $  0.08                      $  0.26
                                                     =======    =======                      =======
Average number of shares and share equivalents:
  Basic............................................    1,948      1,699                        3,023
  Diluted..........................................    1,968      1,710                        3,050

------------------------

(1) The letters refer to a description of the adjustments in Note 2.

(2) Historical amounts for amortization of intangibles and goodwill have been reclassified to separate line items.

(3) Net earnings and net earnings per share are presented before extraordinary items.

 SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                             FINANCIAL STATEMENTS.

   Unaudited Pro Forma Condensed Combined Consolidated Statement of Earnings
                                of HP and Compaq

                          Year ended October 31, 2001
                    (In millions, except per share amounts)

                                                         HISTORICAL
                                                     -------------------     PRO FORMA      PRO FORMA
                                                        HP       COMPAQ    ADJUSTMENTS(1)   COMBINED
                                                     --------   --------   --------------   ---------
Net revenue:
  Products.........................................  $37,498    $29,061        $  --         $66,559
  Services.........................................    7,325      6,650           --          13,975
  Financing income.................................      403        168           --             571
                                                     -------    -------        -----         -------
    Total net revenue..............................   45,226     35,879           --          81,105
Costs and expenses:
  Cost of products sold(2).........................   28,370     22,788           10 (m)      51,168
  Cost of services.................................    4,870      4,718           --           9,588
  Financing interest...............................      234        114           --             348
  Research and development.........................    2,670      1,390           --           4,060
  Selling, general and administrative(2)...........    7,085      5,657          (10)(d)      12,732
  Restructuring and related charges................      384        656           --           1,040
  Amortization of intangible assets................       12        302          198 (f)         512
  Amortization of goodwill.........................      162         29           --             191
                                                     -------    -------        -----         -------
    Total costs and expenses.......................   43,787     35,654          198          79,639
                                                     -------    -------        -----         -------
Earnings from operations...........................    1,439        225         (198)          1,466
Interest and other, net............................     (737)    (2,116)          --          (2,853)
                                                     -------    -------        -----         -------
Earnings (loss) from continuing operations before
  taxes............................................      702     (1,891)        (198)         (1,387)
Provision (benefit) for taxes......................       78       (564)         (63)(n)        (549)
                                                     -------    -------        -----         -------
Net earnings (loss) from continuing
  operations(3)....................................  $   624    $(1,327)       $(135)        $  (838)
                                                     =======    =======        =====         =======
Net earnings (loss) per share from continuing
  operations:
  Basic............................................  $  0.32    $ (0.79)                     $ (0.28)
                                                     =======    =======                      =======
  Diluted..........................................  $  0.32    $ (0.79)                     $ (0.28)
                                                     =======    =======                      =======
Average number of shares and share equivalents:
  Basic............................................    1,936      1,689                        3,004
  Diluted..........................................    1,974      1,689                        3,004

------------------------

(1) The letters refer to a description of the adjustments in Note 2.

(2) Historical amounts for amortization of intangibles and goodwill have been reclassified to separate line items.

(3) Net earnings (loss) and net earnings (loss) per share from continuing operations are presented before extraordinary items and cumulative effect of change in accounting principle.

 SEE ACCOMPANYING NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
                             FINANCIAL STATEMENTS.

     Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial
                                   Statements

1.  BASIS OF PRO FORMA PRESENTATION

    On September 4, 2001, HP and Compaq entered into the Merger Agreement which resulted in Compaq becoming a wholly-owned subsidiary of HP in a transaction to be accounted for using the purchase method. The total purchase price of $24.2 billion includes HP common stock valued at $22.7 billion, assumed stock options with a fair value of $1.4 billion and estimated direct transaction costs of $120 million.

    The unaudited pro forma condensed combined consolidated financial statements provide for the issuance of approximately 1.1 billion shares of HP common stock, based upon an exchange ratio of 0.6325 of a share of HP common stock for each outstanding share of Compaq common stock as of May 3, 2002, the completion date of the Compaq merger. The average market price per share of HP common stock of $20.92 is based on an average of the closing prices for a range of trading days (August 30, August 31, September 4 and September 5, 2001) around the announcement date (September 3, 2001) of the Compaq merger. In addition, HP assumed options to purchase approximately 200 million shares of HP common stock at a weighted average exercise price of $33.29. The fair value of the outstanding options was determined using a Black-Scholes valuation model. In accordance with the terms of Compaq's equity-based plans, all of Compaq's outstanding options which were granted prior to September 1, 2001 vested upon Compaq shareowner approval of the Compaq merger. The estimated intrinsic value of $70 million as of May 3, 2002 of unvested Compaq options, which relates to options granted subsequent to August 31, 2001, has been allocated to deferred compensation in the unaudited pro forma condensed combined consolidated financial statements and will be amortized over a period of approximately
4 years.

    The total purchase price of the Compaq merger is as follows (in millions):

Value of HP common stock issued.............................  $22,670
Assumption of Compaq options................................    1,440
                                                              -------
  Total value of HP securities..............................   24,110
Estimated direct transaction costs..........................      120
                                                              -------
Total purchase price........................................  $24,230
                                                              =======

    Under the purchase method of accounting, the total purchase price as shown in the table above is allocated to Compaq's net tangible and intangible assets based on their fair values as of the date of the completion of the Compaq merger. Based on the preliminary independent valuation, and subject to material changes upon receipt of the final valuation, the impact of ongoing integration activities, and

Compaq's net assets as of the completion date (May 3, 2002), the purchase price is preliminarily allocated as follows (in millions):

    Preliminary estimated purchase price allocation:

  Net tangible assets.......................................  $ 4,885
  Amortizable intangible assets:
    Customer contracts and lists, distribution agreements...    1,950
    Developed and core technology, patents..................    1,480
    Other...................................................       70
  Intangible assets with indefinite lives...................    1,400
  Goodwill..................................................   13,868
  Deferred compensation.....................................       70
  Net deferred tax liability................................     (193)
  In-process research and development.......................      700
                                                              -------
Total preliminary estimated purchase price allocation.......  $24,230
                                                              =======

    Of the total purchase price, a preliminary estimate of $4.9 billion has been allocated to net tangible assets acquired and approximately $3.5 billion has been allocated to amortizable intangible assets acquired. The depreciation and amortization effect of the fair value adjustment to net tangible assets and the amortization related to the amortizable intangible assets are reflected as pro forma adjustments to the unaudited pro forma condensed combined consolidated statement of earnings.

    Developed technology, which comprises products that have reached technological feasibility, includes products in most of Compaq's product lines, principally the Compaq Himalaya, Proliant, Enterprise Storage Array, and AlphaServer products. Core technology and patents represent a combination of Compaq processes, patents and trade secrets developed through years of experience in design and development: clustering, fault tolerant systems, proprietary Alpha processor architecture, and storage area networks. Compaq's technology and products are designed for hardware, software, solutions and services, including enterprise storage and computing solutions, fault tolerant business critical solutions, communication products, and desktop and portable personal computers. This proprietary know-how can be leveraged by Compaq to develop new technology and improved products and manufacturing processes. HP expects to amortize the developed and core technology and patents on a straight-line basis over an average estimated life of 6 years.

    Customer contracts represent existing contracts that relate primarily to underlying customer relationships pertaining to the services provided by Compaq Global Services, including contractual Customer Services relationships, contractual Managed Services client relationships and contractual Systems Integration consulting client relationships. Customer lists and distribution agreements represent Compaq's relationships with its Enterprise and Personal Systems installed base, and agreements with Enterprise value-added resellers. HP expects to amortize the fair value of these assets on a straight-line basis over an average estimated life of 9 years.

    Of the total estimated purchase price, approximately $15.3 billion has been allocated to goodwill and intangible assets with indefinite lives. Goodwill of $13.9 billion represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. Intangible assets of $1.4 billion with indefinite lives consist primarily of the estimated fair value allocated to the Compaq trade name. This intangible asset will not be amortized because it has an indefinite remaining useful life based on many factors and considerations, including the length of time that the Compaq name has been in use, the Compaq brand awareness and market position, and the plans for continued use of the Compaq brand within a portion of HP's overall product portfolio.

    In accordance with the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill or intangible assets with indefinite lives has become impaired, HP will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

    Of the total purchase price, a preliminary estimate of $700 million has been allocated to in-process research and development and will be charged to expense in the quarter ended July 31, 2002. Due to its non-recurring nature, the in-process research and development expense has been excluded in the unaudited pro forma condensed combined consolidated statement of earnings.

    Compaq is currently developing new products that qualify as in-process research and development in multiple product areas. Projects which qualify as in-process research and development represent those that have not yet reached technological feasibility. Technological feasibility is defined as being equivalent to completion of a beta-phase working prototype in which there is no remaining risk relating to the development.

    Compaq is currently involved in numerous research and development projects, which are focused on developing new products, integrating new technologies, improving product performance and broadening features and functionalities. The principal research and development efforts of Compaq are directed within the Enterprise and Personal Systems businesses. There is a risk that these developments and enhancements will not be competitive with other products using alternative technologies that offer comparable functionality.

    The value assigned to in-process research and development was determined by considering the importance of each project to the overall development plan, estimating costs to develop the purchased in-process research and development into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Compaq and its competitors.

    The rates utilized to discount the net cash flows to their present value are based on Compaq's weighted average cost of capital. The weighted average cost of capital was adjusted to reflect the difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets. Based on these factors, discount rates that range from 25%-42% were deemed appropriate for valuing the in-process research and development.

    The estimates used in valuing in-process research and development were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Accordingly, actual results may vary from the projected results.

2.  PRO FORMA ADJUSTMENTS

    Pro forma adjustments are necessary to reflect the purchase price, to adjust amounts related to Compaq's net tangible and intangible assets to a preliminary estimate of their fair values, to reflect the amortization expense related to the estimated amortizable intangible assets, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets and to reflect the income tax effect related to the pro forma adjustments.

    Intercompany balances or transactions between HP and Compaq were not significant. Certain reclassifications have been made to conform Compaq's historical amounts to HP's presentation.

    The pro forma combined provision for income taxes does not reflect the amounts that would have resulted had HP and Compaq filed consolidated income tax returns during the periods presented.

    HP has not identified any preacquisition contingencies where a liability is probable and the amount of the liability can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available that would indicate it is probable that such events had occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

    The pro forma adjustments included in the unaudited pro forma condensed combined consolidated financial statements are as follows:

    (a) Adjustment to record the effect on the current portion of financing receivables resulting from the difference between the preliminary estimate of the fair value and the historical amount of residual value of equipment under operating leases.

    (b) Adjustment to record the difference between the preliminary estimate of the fair value and the historical amount of Compaq's inventory.

    (c) Adjustment to record the current portion of tax adjustments related to the transaction.

    (d) Adjustment to record the difference between the preliminary estimate of the fair value and the historical amount of Compaq's property, plant and equipment and the resulting adjustment to depreciation expense, as follows (in millions):

                             HISTORICAL   PRELIMINARY                 CHANGE IN      CHANGE IN      USEFUL
                              AMOUNT,        FAIR        INCREASE       ANNUAL       SIX MONTHS      LIFE
                                NET          VALUE      (DECREASE)   DEPRECIATION   DEPRECIATION   (YEARS)
                             ----------   -----------   ----------   ------------   ------------   --------
Land.......................    $  300       $  460         $160          $ --           $ --          n/a
Buildings, machinery and
  equipment................     2,871        2,801          (70)          (40)           (20)        2-22
                               ------       ------         ----          ----           ----
    Total property, plant
      and equipment........    $3,171       $3,261         $ 90          $(40)          $(20)
                               ======       ======         ====          ====           ====
  Included in cost of
    products sold..........                                              $(30)          $(15)
  Included in selling,
    general and
    administrative.........                                               (10)            (5)
                                                                         ----           ----
                                                                         $(40)          $(20)
                                                                         ====           ====

    (e) Adjustments to reflect certain other long-term assets of Compaq at a preliminary estimate of their fair values (in millions):

Pension assets..............................................  $  (640)
Residual value of equipment under operating leases..........      (30)
Long-term portion of tax adjustments related to the
  transaction...............................................   (2,836)
                                                              -------
                                                              $(3,506)
                                                              =======

    (f) Adjustments to reflect the preliminary estimate of the fair value of amortizable intangible assets and the resulting increase in amortization expense, as follows (in millions):

                          HISTORICAL   PRELIMINARY              INCREASE IN    INCREASE IN     USEFUL
                           AMOUNT,        FAIR                     ANNUAL       SIX MONTH       LIFE
                             NET          VALUE      INCREASE   AMORTIZATION   AMORTIZATION   (YEARS)
                          ----------   -----------   --------   ------------   ------------   --------
Customer contracts and
  lists, distribution
  agreements............    $  916        $1,950      $1,034        $ 37           $10          4-13
Developed and core
  technology, patents...       399         1,480       1,081         157            72          2-13
Other...................        48            70          22           4             2          1-10
                            ------        ------      ------        ----           ---
                            $1,363        $3,500      $2,137        $198           $84
                            ======        ======      ======        ====           ===

    (g) Adjustments to reflect the preliminary estimate of the fair value of goodwill and intangible assets with indefinite lives, as follows (in millions):

                                                              PRELIMINARY
                                                 HISTORICAL      FAIR
                                                   AMOUNT        VALUE      INCREASE
                                                 ----------   -----------   --------
Intangible assets with indefinite lives........     $ --        $ 1,400     $ 1,400
Goodwill.......................................      248         13,868      13,620
                                                    ----        -------     -------
                                                    $248        $15,268     $15,020
                                                    ====        =======     =======

    (h) Adjustment to record the difference between the preliminary estimate of the fair value and the historical amount of Compaq's deferred revenue.

(i)   Adjustments to reflect the estimated direct transaction
        costs and other liabilities...............................   $  350
      Adjustment for an estimate of costs associated with exiting
        activities of Compaq......................................    1,300
                                                                     ------
                                                                     $1,650
                                                                     ======

       As of the completion of the Compaq merger, management of the combined company had begun to assess and formulate plans to exit certain activities of Compaq and to terminate or relocate certain employees of Compaq. These assessments are still in process. Based on a preliminary analysis to date, costs of approximately $1.3 billion will be accrued as of the completion of the Compaq merger for severance or relocation costs related to Compaq employees, costs of vacating some facilities (leased or owned) of Compaq, and other costs associated with exiting activities of Compaq. The pro forma adjustment above for $1.3 billion has been included in the unaudited pro forma condensed combined consolidated balance sheet as of April 30, 2002. In addition, based on a preliminary analysis, HP expects to incur, during the quarter ended July 31, 2002 or in subsequent quarters, additional costs of approximately $1.3 billion for severance costs related to HP employees, costs of vacating some facilities (leased or owned) of HP, and other costs associated with exiting activities of HP. Management expects to be committed to a formal exit plan such that a significant portion of these costs will be recorded as a restructuring charge in the quarter ended July 31, 2002. An adjustment for an estimate of the restructuring costs to be incurred by HP has not been included in the unaudited pro forma condensed combined consolidated statements of earnings since such adjustment is non-recurring in nature. HP estimates that this preliminary estimate of these costs, in total, would result in cash expenditures of approximately $2.1 billion, with the remainder being non-cash charges. These estimates are preliminary and subject to change based on HP's further assessments. However, any changes will likely be increases to these amounts as additional exit activities are identified and assessments are completed.

    (j) Adjustment to record the difference between the preliminary estimate of fair value and the historical amount of long-term debt.

    (k) Adjustments to reflect pension and other long-term liabilities at a preliminary estimate of their fair values.

    (l) Adjustments to stockholders' equity (in millions):

To record the value of HP shares to be issued and Compaq
  options to be assumed in the transaction..................  $ 24,110
To record the preliminary estimate of the fair value of
  in-process research and development.......................      (700)
To record deferred compensation related to unvested Compaq
  options...................................................       (70)
To eliminate Compaq's historical stockholders' equity.......   (11,136)
                                                              --------
                                                              $ 12,204
                                                              ========

    (m) Adjustments to cost of products sold (in millions):

                                                             ANNUAL    SIX MONTHS
                                                            --------   ----------
To record the related costs of products sold resulting
  from the change in inventory to its estimated fair
  value...................................................    $ 40        $ 40
To record the related depreciation effect resulting from
  the fair value adjustment to property, plant and
  equipment as noted in (d) above.........................     (30)        (15)
                                                              ----        ----
                                                              $ 10        $ 25
                                                              ====        ====

    (n) Adjustment to record the income tax effect of the pro forma adjustments.

3.  PRO FORMA EARNINGS PER SHARE

    The pro forma basic and diluted earnings per share are based on the weighted average number of shares of HP common stock outstanding and weighted average number of Compaq common stock outstanding multiplied by the exchange ratio.

                        DESCRIPTION OF THE GLOBAL NOTES

    Each series of Global Notes will be issued under an indenture, dated as of June 1, 2000, between HP and J.P. Morgan Trust Company, National Association, formerly known as Chase Manhattan Bank and Trust Company, National Association, as trustee, which indenture is more fully described in the accompanying prospectus. The following summary of certain provisions of each series of Global Notes and of the indenture does not purport to be complete and is qualified in its entirety by reference to the indenture. A copy of the indenture has been incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus are a part. Capitalized terms used but not defined in this prospectus supplement or in the accompanying prospectus have the meanings given to them in the indenture. The term "Securities," as used in this section, refers to all securities issuable from time to time under the indenture.

GENERAL

    All Securities, including each series of Global Notes, to be issued under the indenture will be our senior unsecured obligations and will rank on the same basis with all of our other senior unsecured indebtedness from time to time outstanding. The indenture does not limit the aggregate principal amount of Securities that may be issued under the indenture. Without the consent of the holders, we may increase the aggregate principal amount of each series of Global Notes in the future, on the same terms and conditions and with the same CUSIP numbers as each series of Global Notes being offered hereby. Securities may be issued thereunder from time to time as a single series or in two or more separate series up to the aggregate principal amount authorized by us from time to time for each series.

    We may redeem some or all of the Global Notes of either series at any time at the redemption prices described below under "--Optional Redemption." In addition, we may redeem the Global Notes upon the occurrence of certain events involving United States taxation. See "--Redemption for Tax Purposes."

    2007 GLOBAL NOTES. The 2007 Global Notes are initially being offered in the aggregate principal amount of $1,000,000,000 and will mature at par on July 1, 2007. Interest on the 2007 Global Notes will be paid on the basis of a 360-day year comprised of twelve 30-day months, at the rate of 5.50% per year. Interest on the 2007 Global Notes will be payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2003. Interest will accrue from June 26, 2002. Interest will be paid to holders of record of the 2007 Global Notes on the fifteenth day (whether or not a business day) immediately preceding the related interest payment date. Payments of principal, premium, if any, and interest on the 2007 Global Notes will be made by us through the trustee to the depositary. See "Description of the Debt Securities--Global Securities" in the accompanying prospectus. The covenant provisions of the indenture described under the caption "Description of the Debt Securities--Senior Debt Securities--Covenants in the Senior Indenture" in the accompanying prospectus will apply to the 2007 Global Notes.

    2012 GLOBAL NOTES. The 2012 Global Notes are initially being offered in the aggregate principal amount of $500,000,000 and will mature at par on July 1, 2012. Interest on the 2012 Global Notes will be paid on the basis of a 360-day year comprised of twelve 30-day months, at the rate of 6.50% per year, beginning on January 1, 2003. Interest on the 2012 Global Notes will be payable semiannually in arrears on January 1 and July 1 of each year. Interest will accrue from June 26, 2002. Interest will be paid to holders of record of the 2012 Global Notes on the fifteenth day (whether or not a business day) immediately preceding the related interest payment date. Payments of principal, premium, if any, and interest on the 2012 Global Notes will be made by us through the trustee to the depositary. See "Description of the Debt Securities--Global Securities" in the accompanying prospectus. The covenant provisions of the indenture described under the caption "Description of the Debt Securities--Senior

Debt Securities--Covenants in the Senior Indenture" in the accompanying prospectus will apply to the 2012 Global Notes.

OPTIONAL REDEMPTION

    We will have the right to redeem each of the 2007 Global Notes and the 2012 Global Notes, in whole or in part at any time, on at least 30 days but no more than 60 days prior written notice (a) mailed to the registered holders of the series of Global Notes to be redeemed and (b) published in accordance with "--Notices, Definitive Notes and Transfers." The redemption price will be equal to the greater of (1) 100% of the principal amount of the applicable series of Global Notes to be redeemed or (2) the sum, as determined by the Quotation Agent (as defined below), of the present value of the principal amount of the applicable Global Notes to be redeemed and the remaining scheduled payments of interest thereon from the redemption date to the maturity date (the "Remaining Life") discounted from the scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points in the case of the 2007 Global Notes and 30 basis points in the case of the 2012 Global Notes, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

    If money sufficient to pay the redemption price of and accrued interest on the series of Global Notes (or portions thereof) to be redeemed on the redemption date is deposited with the trustee or paying agent on or before the redemption date and certain other conditions are satisfied, then on and after the redemption date, interest will cease to accrue on such Global Notes (or such portion thereof) called for redemption and such Global Notes will cease to be outstanding. If any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

    If fewer than all of the Global Notes of a series are to be redeemed, the trustee will select the Global Notes of such series for redemption on a pro rata basis, by lot or by such other method as the trustee deems appropriate and fair. No Global Notes of $1,000 or less will be redeemed in part.

    For the purposes above:

    "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection, and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life.

    "Comparable Treasury Price" means, with respect to any redemption date, the average of the three Reference Treasury Dealer Quotations for such redemption date.

    "Quotation Agent" means the Reference Treasury Dealers.

    "Reference Treasury Dealer" means each of Banc of America Securities LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by each Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

    "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the

Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

PAYMENT OF ADDITIONAL AMOUNTS

    Subject to certain exceptions and limitations set forth below, we will pay to the holder of any 2007 Global Note or 2012 Global Note that is a United States Alien (as defined below), as additional interest, such additional amounts as may be necessary in order that every net payment on such Global Note (including payment of the principal of and interest on such Global Note) by us or our specified paying agent, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon or as a result of such payment by the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided in such Global Note to be then due and payable. However, our obligation to pay additional amounts will not apply to:

     (1) any tax, assessment or other governmental charge that would not have been so imposed but for:

       - the existence of any present or former connection between such holder or beneficial owner of such Global Note (or between a fiduciary, settlor or beneficiary of, or a person holding a power over, such holder, if such holder is an estate or a trust, or a member or shareholder of such holder, if such holder is a partnership or corporation) and the United States or any political subdivision or taxing authority thereof or therein, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, person holding a power, member or shareholder) being or having been a citizen or resident of the United States or treated as a resident thereof or being or having been engaged in a trade or business or present therein or having or having had a permanent establishment therein; or

       - such holder's or beneficial owner's past or present status as a personal holding company, passive foreign investment company, foreign personal holding company, foreign private foundation or other foreign tax-exempt organization with respect to the United States, controlled foreign corporation for United States tax purposes or corporation that accumulates earnings to avoid United States federal income tax;

     (2) any estate, inheritance, gift, excise, sales, transfer, wealth or personal property tax or any similar tax, assessment or other governmental charge;

     (3) any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of a Global Note for payment more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later;

     (4) any tax, assessment or other governmental charge that is payable otherwise than by withholding from a payment on a Global Note;

     (5) any tax, assessment or other governmental charge required to be withheld by any paying agent from a payment on a Global Note, if such payment can be made without such withholding by any other paying agent;

     (6) any tax, assessment or other governmental charge that would not have been imposed but for a failure to comply with applicable certification, information, documentation, identification or other reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of a Global Note if such compliance is required by statute or regulation of the United States or an applicable tax treaty to which the United States is a party as precondition to relief or exemption from such tax, assessment or other governmental charge;

     (7) any tax, assessment or other governmental charge imposed on a holder that actually or constructively owns 10% or more of the combined voting power of all classes of stock of HP;

     (8) any tax, assessment or governmental charge that would not have been imposed or withheld but for an election by the holder the effect of which is to make the payment of the principal of, or interest (or any other amount) on, a Global Note by HP or a paying agent subject to United States federal income tax; or

     (9) any combination of items (1), (2), (3), (4), (5), (6), (7) and (8).

    In addition, we shall not be required to pay additional amounts on any 2007 Global Note or 2012 Global Note to a holder that is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to additional amounts (or payment of additional amounts would not have been necessary) had such beneficiary, settlor, member or beneficial owner been the holder of such Global Note.

    For the purposes above:

    "United States Alien" means any person who, for United States federal income tax purposes, is a foreign corporation, a non-resident alien individual, a non-resident alien fiduciary of a foreign estate or trust, or a foreign partnership, one or more of the members of which is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual or a non-resident alien fiduciary, of a foreign estate or trust.

    "United States" or "U.S." means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction.

REDEMPTION FOR TAX PURPOSES

    At our option, we may redeem, as a whole, but not in part, the 2007 Global Notes or the 2012 Global Notes on not fewer than 30 nor more than 60 days' prior notice to the holder of record at a redemption price equal to 100% of the principal amount of the Global Notes being redeemed, together with interest accrued to the redemption date, if either of the following occurs:

    (1) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in the official application (including a ruling by a court of competent jurisdiction in the United States) or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the consummation of this offering, we become or will become obligated to pay additional amounts as described above under "--Payment of Additional Amounts;" or

    (2) any act is taken by a taxing authority of the United States on or after the consummation of this offering, whether or not such act is taken with respect to us or any affiliate, that results in a substantial likelihood that we will or may be required to pay any additional amounts as described above under "--Payment of Additional Amounts."

    However, in order to redeem a series of Global Notes pursuant to this provision we will be required to determine, in our business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of commercially reasonable measures available to us, not including substitution of the obligor under the applicable series of Global Notes or any action that would entail a material cost to us. We may not redeem unless we shall have received an opinion of counsel to the effect that because of an act taken by a taxing authority of the United States (as discussed above) such an act results in a substantial likelihood that we will or may be required to pay additional amounts described above and we shall have delivered to the trustee a certificate, signed by a duly authorized officer, stating that based on such opinion we are entitled to redeem the applicable series of Global Notes pursuant to their terms.

BOOK-ENTRY NOTES

    THE DEPOSITARY, CLEARSTREAM AND EUROCLEAR. Upon issuance, each series of Global Notes will be represented by one or more fully registered global securities. Each global security will be deposited with The Depository Trust Company, as depositary, and registered in the name of Cede & Co. Unless and until it is exchanged in whole or in part for notes in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of such depositary. Investors may elect to hold interests in the global securities through:

    - the depositary in the United States; or

    - in Europe, (i) Clearstream Banking, societe anonyme, referred to in this prospectus supplement as Clearstream, or (ii) Euroclear Bank S.A./N.V., as operator of the Euroclear System, referred to in this prospectus supplement as Euroclear, if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the depositary. Citibank, N.A. will act as depositary for Clearstream and JPMorgan Chase Bank will act as depositary for Euroclear, and in such capacities are referred to in this prospectus supplement as the U.S. depositaries.

    Clearstream has advised us that it is a limited liability company organized under Luxembourg law. Clearstream holds securities for its participating organizations, referred to in this prospectus supplement as Clearstream participants, and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with a Clearstream participant.

    Distributions with respect to each series of Global Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

    Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear, referred to in this prospectus supplement as Euroclear participants, and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries.

    Euroclear is operated by Euroclear Bank S.A./N.V., referred to in this prospectus supplement in such role as the Euroclear operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, referred to in this prospectus supplement as the cooperative. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not the cooperative. The cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

    The Euroclear operator is regulated and examined by Belgian Banking and Finance Commission. Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to in this prospectus supplement as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

    Distributions with respect to each series of Global Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions of Euroclear, to the extent received by the U.S. depositary for Euroclear.

    GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES. Initial settlement for each series of Global Notes will be made in immediately available funds. Secondary market trading between the depositary participants will occur in the ordinary way in accordance with the depositary's rules and will be settled in immediately available funds using the depositary's Same-Day Funds Settlement System. Secondary market trading between Clearstream participants or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

    Cross-market transfers between persons holding directly or indirectly through the depositary, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other hand, will be effected in the depositary in accordance with the depositary's rules on behalf of the relevant European international clearing system by its U.S. depositary. However, these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). If the transaction meets its settlement requirements, the relevant European international clearing system will deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Global Notes in the depositary and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the depositary. Clearstream participants and Euroclear participants may not deliver instructions directly to the depositary.

    Because of time-zone differences, credits of Global Notes received in Clearstream or Euroclear as a result of a transaction with a depositary participant will be made during subsequent securities settlement processing and will be credited the business day following the depositary settlement date. Such credits or any transactions in such Global Notes settled during such processing will be reported to the relevant Euroclear or Clearstream participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of Global Notes by or through a Clearstream participant or a Euroclear participant to a depositary participant will be received with value on the depositary settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in the depositary.

    Although the depositary, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Global Notes among participants of the depositary, Clearstream and

Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

NOTICES, DEFINITIVE NOTES AND TRANSFERS

    Notices to holders of each series of the Global Notes will be sent by mail to the registered holders of the Global Notes of such series. In addition, as long as any series of Global Notes is listed on the Luxembourg Stock Exchange, notices with respect to such series will be published in a daily newspaper of general circulation in Luxembourg. It is expected that publication will be made in the LUXEMBURGER WORT. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

    In the event certificated Global Notes are issued with respect to a particular series of Global Notes, the holders thereof will be able to receive payments thereon and effect transfers thereof at the offices of J.P. Morgan Bank Luxembourg S.A. or its successor as paying agent in Luxembourg with respect to the applicable Global Notes. The indenture provides for the replacement of a mutilated, lost, stolen or destroyed definitive 2007 Global Note or 2012 Global Note, as long as the applicant shall furnish to us and the trustee such security or indemnity as may be required by us or the trustee to hold us and the trustee harmless and such evidence of ownership of such Global Note as we or the trustee may require.

    We have appointed J.P. Morgan Bank Luxembourg S.A. as a paying agent in Luxembourg with respect to the 2007 Global Notes and the 2012 Global Notes. As long as any series of Global Notes is listed on the Luxembourg Stock Exchange, we will maintain a paying agent in Luxembourg with respect to such series and any change in the Luxembourg paying agent and transfer agent will be published in Luxembourg in accordance with the first paragraph above under this subheading.

    As provided in the indenture and subject to certain limitations described in the indenture, the 2007 Global Notes and the 2012 Global Notes are transferable, in whole or in part, upon surrender of the applicable Global Notes for registration of transfer at the corporate trust office of the trustee in The City of New York, or, in the event definitive Global Notes are issued and as long as the applicable series of Global Notes is listed on the Luxembourg Stock Exchange, at the offices of the paying agent in Luxembourg, duly endorsed by or accompanied by a written instrument of transfer in form satisfactory to us and the securities registrar, and, upon this occurring, one or more new Global Notes, for the aggregate principal amount being transferred, will be issued to the designated transferee, and a new Global Note, as applicable, for any amount not being transferred will be issued to the transferor.

DEFEASANCE

    The provisions of the indenture relating to defeasance and covenant defeasance described under the caption "Description of Debt
Securities--Satisfaction and Discharge; Defeasance" in the accompanying prospectus will apply to the 2007 Global Notes and the 2012 Global Notes.

SINKING FUND

    There will not be a sinking fund for either the 2007 Global Notes or the 2012 Global Notes.

GOVERNING LAW; COURTS

    The indenture provides that New York law shall govern any action regarding either series of Global Notes brought pursuant to the indenture. Actions regarding either series of Global Notes may be brought in any court of competent jurisdiction.

                         UNITED STATES FEDERAL TAXATION

    The following summary describes the material United States federal income and certain estate tax consequences of ownership and disposition of the 2007 Global Notes and the 2012 Global Notes. This summary provides general information only and is directed solely to original beneficial owners who purchase Global Notes of either series at the applicable "issue price," that is, the first price at which a substantial amount of the applicable series of Global Notes is sold to the public (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), existing administrative pronouncements and judicial decisions, existing and proposed Treasury Regulations currently in effect, and interpretations of the foregoing, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect. This summary deals only with 2007 Global Notes or 2012 Global Notes held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to beneficial owners in light of their particular circumstances or to beneficial owners subject to special rules, such as certain financial institutions, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities, persons holding the 2007 Global Notes or the 2012 Global Notes in connection with a hedging, "straddle," conversion or other integrated transaction or persons who have ceased to be either United States citizens or are taxed as resident aliens.

    Persons considering the purchase of either series of Global Notes should consult their own tax advisors with regard to the application of the United States federal income and estate tax laws to their particular situations, as well as any tax consequence arising under the laws of any state, local or foreign taxing jurisdiction.

TAX CONSEQUENCES TO UNITED STATES PERSONS

    For purposes of the following discussion, a "United States person" means a beneficial owner of a Global Note that is for United States federal income tax purposes:

    - a citizen or resident of the United States; or

    - a corporation (other than an "S" corporation) or other entity taxable as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any state or the District of Columbia; or

    - an estate, the income of which is subject to United States federal income taxation regardless of its source; or

    - a trust (other than a grantor trust) if a United States court is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

    Partnerships, S corporations and grantor trusts are subject to special tax rules and should contact their own tax advisors.

    PAYMENTS OF INTEREST. Interest on a Global Note generally will be taxable to a United States person as ordinary interest income at the time it is accrued or is received in accordance with the United States person's method of accounting for tax purposes.

    SALE, EXCHANGE, REDEMPTION OR RETIREMENT OF THE GLOBAL NOTES. Upon the sale, exchange, redemption or retirement of a Global Note, a United States person will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and the United States person's adjusted tax basis in the Global Note. For these purposes, the amount realized does not include any amount attributable to accrued interest on the Global Note. Amounts attributable to accrued interest are treated as interest as described under "--Payments of Interest" above. A United States person's adjusted tax basis in a Global Note generally will equal the cost of the Global Note to the United States person. Gain or loss realized on the sale, exchange or redemption of a Global Note will be capital gain or loss and will be long-term capital gain or loss if the United States person held the Global Note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation. Therefore, United States persons should consult their own tax advisors regarding the treatment of capital gains and losses in their particular circumstances.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. Backup withholding and information reporting requirements may apply to certain payments of principal, premium and interest on a Global Note and to payments of proceeds of the sale or redemption of a Global Note to certain non-corporate United States persons. The backup withholding tax rate is currently 30% and is being reduced in stages to a rate of 28% in 2006 and increased to a rate of 31% in 2011. HP, its agent, a broker, or any paying agent, as the case may be, will be required to withhold from any payment a tax at the then applicable rate if:

    - the United States person fails to furnish or certify its correct taxpayer identification number to the payor in the manner required;

    - fails to certify, under penalty of perjury, that such United States person is not subject to backup withholding; or

    - otherwise fails to comply with the applicable requirements of the backup withholding rules.

    Partnerships created or organized in or under the laws of the United States and certain United States grantor trusts will be subject to withholding under the same rules as other United States persons. Any amounts withheld under the backup withholding rules from a payment to a United States person may be credited against such United States person's United States federal income tax and may entitle such United States person to a refund, provided that the required information is furnished to the Internal Revenue Service.

TAX CONSEQUENCES TO NON-UNITED STATES PERSONS

    As used herein, the term "non-United States person" means a beneficial owner of a Global Note that is, for United States federal income tax purposes:

    - a nonresident alien individual; or

    - a foreign corporation; or

    - an estate or trust (other than a grantor trust or simple trust) that is not a United States person.

    Foreign partnerships, grantor trusts and simple trusts are subject to special tax rules and should contact their own tax advisors.

    INCOME, ESTATE AND WITHHOLDING TAX FOR NON-UNITED STATES PERSONS. The discussion under this heading is subject to the discussion of backup withholding below.

    Payments of principal and interest on a Global Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax, provided that, in the case of interest:

    - each of the following conditions is met:

       (1) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of HP stock entitled to vote, and

       (2) the beneficial owner is not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership, and

       (3) the beneficial owner of the Global Note provides an IRS Form W-8BEN or other acceptable documentation that provides its name and address and certifies that it is not a United States person;

    OR

    - the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax, and the beneficial owner provides an IRS Form W-8BEN or other acceptable documentation claiming the exemption;

    OR

    - the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner provides an IRS Form W-8ECI or other acceptable documentation;

provided that, in each such case, the relevant IRS form or documentation is delivered pursuant to applicable procedures, is properly transmitted to the person otherwise required to withhold United States federal income tax, and is updated and resubmitted when required; and, provided further, that none of the persons receiving the relevant IRS form or documentation has actual knowledge or reason to know that the certification or any statement on the IRS form or documentation is false. If the transmission involves a foreign intermediary (for example, a financial institution) or foreign flow-through entity (for example, a foreign partnership or foreign simple or grantor trust), the intermediary or flow-through entity must properly complete and submit Form W-8IMY and comply with applicable reporting and other requirements.

    A non-United States person will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange, redemption or other disposition of a Global Note unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the beneficial owner is present in the United States for 183 days or more in the taxable year in which the sale, exchange, redemption or other disposition occurs and certain other conditions are met.

    A Global Note owned by an individual who at the time of death is not, for United States estate tax purposes, a citizen or resident of the United States generally will not be subject to United States federal estate tax if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of HP stock entitled to vote and, at the time of such individual's death, the income on the Global Note would not have been effectively connected with a United States trade or business of the individual.

    If a non-United States person owning a Global Note is engaged in a trade or business in the United States, and if interest on the Global Note (or gain realized on its sale, exchange, redemption or other disposition) is effectively connected with the conduct of such trade or business, such owner, although exempt from the withholding tax discussed in the preceding paragraphs, will be subject generally to regular United States income tax on such effectively connected income in the same manner as if it were a United States person. In addition, if such owner is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on, and any gain recognized on the sale, exchange or other disposition of, a Global Note will be included in the effectively connected earnings and profits of such owner if such interest or gain, as the case may be, is effectively connected with the conduct by such owner of a trade or business in the United States.

    Each beneficial owner of a Global Note should be aware that, if it does not properly provide the required IRS form or other acceptable documentation or if the IRS form or documentation is not updated and resubmitted when required or not properly transmitted to and received by the United States person otherwise required to withhold United States federal income tax, interest on the Global Note may be subject to United States withholding tax at a 30% rate and the owner will not be entitled to any additional amounts from us described under the heading "Description of the Global Notes--Payment of Additional Amounts" with respect to such tax. Alternatively, United States backup withholding may apply, as described below. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such owner's United States federal income tax. The foregoing does not deal with all aspects of federal income tax withholding that may be relevant to a non-United States person that owns a Global Note. Investors are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of 2007 Global Notes or the 2012 Global Notes.

    BACKUP WITHHOLDING AND INFORMATION REPORTING FOR NON-UNITED STATES
PERSONS. Under current Treasury Regulations, backup withholding (currently at a rate of 30% and being reduced in stages to a rate of 28% in 2006 and increased to a rate of 31% in 2011) will not apply to payments made by us or a paying agent to an owner in respect of a Global Note if the certifications described above are received, provided in each case that we or the paying agent, as the case may be, do not have actual knowledge or reason to know that the payee is a United States person.

    Under current Treasury Regulations, payments of the proceeds from the sale, exchange, redemption or other disposition of a Global Note effected at a foreign office of a broker (including a custodian, nominee or other agent acting on behalf of the beneficial owner of a Global Note) generally will not be subject to information reporting or backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign partnership in which U.S. partners hold more than 50 percent of the income or capital interest, a U.S. branch of a foreign bank or foreign insurance company treated as a U.S. person for certain U.S. tax purposes or a foreign person with certain connections to the United States, then information reporting will be required unless, in general, the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if such broker has actual knowledge or reason to know that the payee is a United States person. Payments to or through the United States office of a broker are subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury on an appropriate withholding certificate, that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

    Non-United States persons owning either series of Global Notes should consult their own tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption. Backup withholding is not a separate tax but is allowed as a refund or credit against the owner's United States federal income tax, provided the necessary information is furnished to the IRS. Interest on a Global Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042-S, which must be filed with the IRS and furnished to such beneficial owner.

    The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon an owner's particular situation. Owners should consult their own tax advisors with respect to the tax consequences to them of the ownership and disposition of the 2007 Global Notes or the 2012 Global Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

POSSIBLE EUROPEAN UNION REQUIREMENTS

    The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that, if interest or other similar income is paid by a person within the jurisdiction of one member state to an individual resident in another member state, the former member state will be required to provide the latter member state with information concerning such payment. However, certain member states would be permitted to elect not to provide such information but instead to impose withholding tax on such payments for a transitional period of time.

                                  UNDERWRITING

    Under the terms and conditions contained in an underwriting agreement dated June 21, 2002, we have agreed to sell to the underwriters named below, for which Banc of America Securities LLC, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. are acting as representatives, and each underwriter has agreed to purchase, the following respective principal amounts of the 2007 Global Notes and the 2012 Global Notes set forth opposite its name below.

                                                            PRINCIPAL AMOUNT OF   PRINCIPAL AMOUNT OF
                                                             2007 GLOBAL NOTES     2012 GLOBAL NOTES
                                                            -------------------   -------------------
Banc of America Securities LLC............................     $  250,000,000         $125,000,000
Deutsche Bank Securities Inc..............................        250,000,000          125,000,000
J.P. Morgan Securities Inc................................        250,000,000          125,000,000
Scotia Capital (USA) Inc..................................         40,000,000           20,000,000
ABN AMRO Incorporated.....................................         30,000,000           15,000,000
BNP Paribas Securities Corp...............................         30,000,000           15,000,000
Commerzbank Capital Markets Corp..........................         30,000,000           15,000,000
Credit Suisse First Boston Corporation....................         30,000,000           15,000,000
HSBC Securities (USA) Inc.................................         30,000,000           15,000,000
Salomon Smith Barney Inc..................................         30,000,000           15,000,000
Wachovia Securities, Inc..................................         30,000,000           15,000,000
                                                               --------------         ------------
  Total...................................................     $1,000,000,000         $500,000,000
                                                               ==============         ============

    The underwriting agreement provides that the underwriters are obligated to purchase all of a series of the Global Notes if any are purchased. In addition, the underwriting agreement provides that, if an underwriter defaults on its purchase obligations, and such underwriter's purchase commitment was less than 10% of the aggregate amount of such series of Global Notes, the purchase commitments of non-defaulting underwriters with respect to such series shall be increased. If the defaulting underwriter's purchase commitment was more than 10% of the aggregate principal amount of such series of Global Notes, the purchase commitments of the non-defaulting underwriters with respect to such series may be increased or the offering of that series of Global Notes may be terminated.

    The underwriters propose to offer the 2007 Global Notes and the 2012 Global Notes initially at the public offering prices on the cover page of this prospectus supplement and to selling group members at that price less a concession of .20% of the principal amount per 2007 Global Note and .30% of the principal amount per 2012 Global Note. The underwriters and selling group members may allow a discount of .125% of such principal amount per 2007 Global Note and .125% of such principal amount per 2012 Global Note on sales to other broker-dealers. After the initial public offering of a series of Global Notes, the public offering prices and concessions and discounts to broker-dealers with respect thereto may be changed.

    We estimate that our out-of-pocket expenses for this offering will be approximately $300,000.

    We have agreed to indemnify the underwriters against certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in that respect.

    Application has been made to list the 2007 Global Notes and the 2012 Global Notes on the Luxembourg Stock Exchange. There can be no assurance that the listing will be obtained.

    The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, as described below:

    - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

    - Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of a series of Global Notes in the open market after the distribution for such series has been completed in order to cover syndicate short positions.

    - Penalty bids permit the representatives of a series of Global Notes to reclaim a selling concession from a syndicate member when the applicable Global Notes originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the applicable series of Global Notes to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Luxembourg Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    Certain of the underwriters and their respective affiliates have performed from time to time and may perform in the future various financial advisory, commercial banking and investment banking services for us, for which they received or will receive customary fees.

    Banc of America Securities LLC, referred to in this paragraph as Banc of America, and J.P. Morgan Securities Inc., referred to in this paragraph as JPMorgan, will make the Global Notes available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between Banc of America and its customers and between JPMorgan and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from Banc of America or JPMorgan based on transactions Banc of America or JPMorgan conducts through the system. Banc of America and JPMorgan will make the Global Notes available to their respective customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

                             OFFERING RESTRICTIONS

    The 2007 Global Notes and the 2012 Global Notes are offered for sale in those jurisdictions in the United States, Canada, Europe and Asia where it is legal to make such offers.

    Each of the underwriters has agreed that it will not offer, sell or deliver any Global Notes, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the Global Notes, in or from any jurisdiction outside the United States except under circumstances that will, to the best of the underwriter's knowledge and belief, result in compliance with the applicable laws and regulations.

    Purchasers of any of the Global Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering prices set forth on the cover page.

    UNITED KINGDOM

    Each of the underwriters has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the Global Notes, will not offer or sell any Global Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Global Notes in circumstances in which section 21(1) of the FSMA does not apply to us, and (c) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Global Notes in, from or otherwise involving the United Kingdom.

    GERMANY

    In connection with the initial placement of the Global Notes in Germany, each of the underwriters has represented and agreed that it has not offered or sold and it will not offer or sell any Global Notes in Germany other than in compliance with the Securities Prospectus Act (WERTPAPIER-VERKAUFSPROSPEKTGESETZ) of 13th December, 1990, as amended, or any other law applicable in Germany governing this issue, offering and sale of securities.

    THE NETHERLANDS

    Each of the underwriters has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any Global Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

    THE REPUBLIC OF FRANCE

    Each of the underwriters has represented and agreed that the Global Notes are being issued outside of France, and that it, in connection with the initial distribution of the Global Notes, has not offered or sold and will not offer or sell any of the Global Notes in France, and that it has not distributed and will not distribute or cause to be distributed in France this prospectus supplement and accompanying prospectus or any other offering material relating to the Global Notes, except to

(i) qualified investors (INVESTISSEURS QUALIFIES) or (ii) a restricted circle of investors (CERCLE RESTREINT D'INVESTISSEURS), all as defined in Article 6 of the Order ("Ordinance") dated 28th September, 1967 (as amended) and Decree no. 98-880 dated 1st October, 1998 and in compliance with regulations issued from time to time by the COMMISSION DES OPERATIONS DE BOURSE.

    JAPAN

    Each of the underwriters has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any of the Global Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan, except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

    SINGAPORE

    Each of the underwriters has represented and agreed that it has not offered or sold, and will not offer or sell, any of the Global Notes, or distribute any document or other material in connection with the offer of Global Notes, either directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in
Section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act"), (ii) to a sophisticated investor in accordance with the conditions specified in Section 106D of the Singapore Companies Act, or
(iii) otherwise pursuant to, and in accordance with the conditions of, any other provisions of the Singapore Companies Act.

    CANADA

    Each of the underwriters has represented and agreed that it has not offered or sold and will not offer or sell any of the 2007 Global Notes and the 2012 Global Notes in Canada other than on a private placement basis that exempts us from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the applicable series of Global Notes are made. Resales of any Global Notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority.

                          VALIDITY OF THE GLOBAL NOTES

    The validity of the 2007 Global Notes and the 2012 Global Notes will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304. The underwriters have been represented by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019.

                                    EXPERTS

    Our consolidated financial statements and schedule at October 31, 2001 and 2000 and for each of the two years in the period ended October 31, 2001, appearing in our Annual Report on Form 10-K/A for the year ended October 31, 2001, have been audited by Ernst &Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    Our consolidated financial statements and schedule for the year ended October 31, 1999 incorporated in this prospectus by reference to the Annual Report on Form 10-K, as amended January 30, 2002, for the year ended
October 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements and schedule of Compaq Computer Corporation at December 31, 2001 and 2000 and for each of the two years in the period ended December 31, 2001, appearing in our Current Report on Form 8-K dated February 14, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements and schedule of Compaq Computer Corporation for the year ended December 31, 1999 incorporated in this prospectus by reference to Hewlett-Packard Company's Current Report on Form 8-K dated February 14, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              GENERAL INFORMATION

    Application has been made to list each series of Global Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of Hewlett-Packard and a legal notice relating to the issuance of the 2007 Global Notes and the 2012 Global Notes will be deposited prior to listing with the GREFFIER EN CHEF DU TRIBUNAL D'ARRONDISSEMENT DE ET A LUXEMBOURG, where copies thereof may be obtained upon request. Copies of the above documents together with this prospectus supplement, the accompanying prospectus, the indenture and our Annual Report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, our Quarterly Reports on Form 10-Q for the fiscal quarters ended January 31, 2002 and April 30, 2002, as well as all other documents incorporated by reference herein, including future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as long as any of the Global Notes are listed on the Luxembourg Stock Exchange, will be made available for inspection, and may be obtained free of charge, at the main office of Dexia Banque Internationale a Luxembourg. Dexia Banque Internationale a Luxembourg will act as a contact between us and the Luxembourg Stock Exchange or the holders of Global Notes.

    The Global Notes have been accepted for clearance through The Depository Trust Company, Euroclear and Clearstream. The 2007 Global Notes have been assigned CUSIP No. 428236 AF 0, ISIN No. US428236AF02 and Common Code
No. 015057670. The 2012 Global Notes have been assigned CUSIP
No. 428236 AG 8, ISIN No. US428236AG84 and Common Code No. 015055685.

    All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and to be a part hereof, and information that we file later with the Commission will automatically update and supersede this information.

    Any statement contained in this prospectus supplement and the accompanying prospectus, including in a document incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus, shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained in this prospectus supplement and the accompanying prospectus (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus supplement and the accompanying prospectus except as so modified or superseded.

    Our common stock is listed on the New York Stock Exchange Composite Tape under the symbol "HPQ." On June 21, 2002, the last reported sale price of our common stock on The New York Stock Exchange was $16.46 per share.

PROSPECTUS

                                 $3,000,000,000

                            HEWLETT-PACKARD COMPANY

                       By this prospectus, we may offer--

                                DEBT SECURITIES
                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                    WARRANTS

            SEE "RISK FACTORS" ON PAGE 7 FOR INFORMATION YOU SHOULD
                     CONSIDER BEFORE BUYING THE SECURITIES.

    Our common stock is listed on the New York Stock Exchange Composite Tape under the symbol "HWP." On March 8, 2002, the reported last sale price of our common stock on the New York Stock Exchange Composite Tape was $20.59 per share.

                              --------------------

    We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                              --------------------

    This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

                              --------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    This prospectus is dated March 11, 2002

                               TABLE OF CONTENTS

Summary.....................................................   1

Where You Can Find More Information.........................   5

Risk Factors................................................   7

Ratio of Earnings to Fixed Charges..........................   7

Use of Proceeds.............................................   7

Description of the Debt Securities..........................   8

Description of Common Stock.................................  19

Description of Preferred Stock..............................  21

Description of the Depositary Shares........................  24

Description of the Warrants.................................  27

Plan of Distribution........................................  29

Legal Matters...............................................  30

Experts.....................................................  30

                                    SUMMARY

    This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of securities described in this prospectus in one or more offerings, up to a total dollar amount of $3,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading "Where You Can Find More Information."

                         ABOUT HEWLETT-PACKARD COMPANY

    We are a leading global provider of computing, printing and imaging solutions and services for business and home, and are focused on making technology and its benefits accessible to all. We currently organize our operations into five major businesses.

    - IMAGING AND PRINTING SYSTEMS provides printer hardware, supplies, imaging products and related professional and consulting services. Printer hardware consists of laser and inkjet printing devices, which include color and monochrome printers for the business and home, multi-function laser devices and wide- and large-format inkjet printers. Supplies offer laser and inkjet printer cartridges and other related printing media. Imaging products include all-in-one inkjet devices, scanners, digital photography products, personal color copiers and faxes. Professional and consulting services are provided to customers on the optimal use of printing and imaging assets.

    - EMBEDDED AND PERSONAL SYSTEMS provides commercial personal computers
      (PCs), home PCs, a range of handheld computing devices, digital entertainment systems, calculators and other related accessories, software and services for commercial and consumer markets. Commercial PCs include the Vectra and e-PC desktop series, as well as OmniBook notebook PCs. Home PCs include the Pavilion series of multi-media consumer desktop PCs and notebook PCs. Digital Entertainment systems offer the DVD+RW drives as well as digital entertainment center products. Handheld computing devices include the Jornada handheld products which run on Pocket
      PC-Registered Trademark- software.

    - COMPUTING SYSTEMS provides workstations, UNIX-Registered Trademark-servers, PC servers, storage and software solutions. Workstations provide UNIX-Registered Trademark-, Windows-Registered Trademark- and Linux-Registered Trademark--based systems. The UNIX-Registered Trademark-server offering ranges from low-end servers to high-end scalable systems such as the Superdome line, all of which run on our PA-RISC architecture and the HP-UX operating system. PC servers offer primarily low-end and mid-range products that run on the Windows-Registered Trademark- and Linux-Registered Trademark- operating systems. Storage provides mid-range and high-end array offerings, storage area networks and storage area management and virtualization software, as well as tape and optical libraries, tape drive mechanisms and tape media. The software category offers OpenView and other solutions designed to manage large-scale systems and networks. In addition, software includes telecommunications infrastructure solutions and middleware.

    - IT SERVICES provides customer support, consulting, outsourcing and complementary third-party products delivered with the sales of HP solutions. Customer support offers a range of high-value solutions from mission-critical and networking services that span the entire IT environment to low-cost, high-volume product support. Consulting provides industry-specific business and IT consulting and system integration services in areas such as financial services, telecommunications and manufacturing, as well as cross-industry expertise in Customer Relationship Management (CRM), e-commerce and IT infrastructure. Outsourcing offers a range of IT management services, both comprehensive and selective, including transformational infrastructure services, client computing managed services, managed web services and application services to medium and large companies.

    - FINANCING supports and enhances HP's global product and services solutions. As a strategic enabler to HP, financing provides a broad range of value-added financial services and computing and printing utility offerings to large global and enterprise customers as well as small and medium businesses and consumers. Financing offers innovative, personalized and flexible alternatives to balance individual customer cash flow, technology obsolescence and capacity needs.

    We were incorporated in 1947 under the laws of the State of California as the successor to a partnership founded in 1939 by William R. Hewlett and David Packard. Effective in May 1998, we changed our state of incorporation from California to Delaware. Our principal executive offices are located at 3000 Hanover Street, Palo Alto, California 94304. Our telephone number is
(650) 857-1501.
                              --------------------

    UNIX is a registered trademark of the Open Group; Windows is a registered trademark of Microsoft Corporation in the United States and/or other countries; Linux is a registered trademark of Linus Torvalds.

                              RECENT DEVELOPMENTS

    MERGER WITH COMPAQ COMPUTER CORPORATION

    As of September 4, 2001, HP entered into a merger agreement with Compaq Computer Corporation. Under the terms of the merger agreement, a wholly-owned subsidiary of HP will merge with and into Compaq and Compaq will survive the merger as a wholly-owned subsidiary of HP.

    Compaq is a leading global provider of information technology products, services and solutions for enterprise customers. Compaq designs, develops, manufactures and markets information technology equipment, software, services and solutions, including industry-leading enterprise storage and computing solutions, fault-tolerant business-critical solutions, communication products, personal desktop and notebook computers and personal entertainment and Internet access devices.

    Upon completion of the merger, holders of Compaq common stock will be entitled to receive 0.6325 of a share of HP common stock for each share of Compaq common stock they then hold. In addition, upon completion of the merger, HP will assume outstanding stock appreciation rights and options to purchase shares of Compaq common stock, each at the exchange ratio referred to in the preceding sentence, and will assume certain Compaq stock plans. HP shareowners will continue to own their existing shares of HP common stock after the merger. The shares of HP common stock issued in exchange for shares of Compaq common stock in connection with the merger will represent approximately 35.7% of the outstanding shares of HP common stock immediately following the completion of the merger, based on the number of shares of HP and Compaq common stock outstanding on January 28, 2002.

    Completion of the merger is subject to customary closing conditions that include, among others, receipt of required approvals from HP shareowners and from Compaq shareowners, respectively, and receipt of required antitrust approvals. If any of the conditions to the merger is not satisfied or, if waiver is permissible, not waived, the merger will not be completed. In addition, under certain circumstances specified in the merger agreement, Compaq or HP may terminate the merger agreement. As a result, we cannot assure you that the merger will be completed.

    On February 5, 2002 HP filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a definitive joint proxy statement/prospectus regarding the merger.

                          THE SECURITIES WE MAY OFFER

    We may offer up to $3,000,000,000 of debt securities, common stock, preferred stock, depositary shares and warrants. The prospectus supplement will describe the specific amounts, prices and terms of these securities.

    We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. Our agents and we reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will set forth the names of any underwriters, dealers or agents involved in the sale of the securities and any applicable fee, commission or discount arrangements with them.

    DEBT SECURITIES

    We may offer unsecured general obligations in the form of either senior or subordinated debt. The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the "debt securities." The senior debt securities will have the same rank as all of our other unsecured, unsubordinated debt. The subordinated debt securities will be entitled to payment only after payment on our senior debt. Senior debt generally includes all indebtedness for money borrowed by us, except indebtedness that is stated to be not senior to, to have the same rank as, or to be expressly junior to the subordinated debt securities.

    The senior and subordinated debt securities will be issued under separate indentures between Hewlett-Packard and J.P. Morgan Trust Company, National Association (formerly known as Chase Manhattan Bank and Trust Company, National Association), as trustee. We have summarized the general features of the debt from the indentures. We encourage you to read the forms of indentures that are exhibits to our registration statement on Form S-3 (file number 333-30786) dated March 17, 2000, and to read our most recent annual report on Form 10-K and our other reports filed with the Securities and Exchange Commission. Instructions on how you can get copies of these documents are provided below under the heading "Where You Can Find More Information."

    GENERAL INDENTURE PROVISIONS THAT APPLY TO SENIOR AND SUBORDINATED DEBT

    - Neither indenture limits the amount of debt that we may issue or provides holders any protection should there be a highly leveraged transaction involving HP.

    - The indentures allow HP to merge or to consolidate with another U.S. entity or convey, transfer or lease our properties and assets substantially as an entirety to another U.S. entity, as long as certain conditions are met. If these events occur, the other company will be required to assume our responsibilities on the debt, and we will be released from all liabilities and obligations (except in the case of a sale lease-back).

    - The indentures provide that holders of a majority of the total principal amount of the debt outstanding in any series may request in writing that we enter into a supplemental indenture with the trustee to change certain of our obligations or your rights concerning the debt; but to change the payment of principal, interest or to adversely effect the right to convert or certain other matters, every holder in that series must consent.

    - We may discharge the indentures and defease restrictive covenants by depositing sufficient funds with the trustee to pay the obligations when due, as long as certain conditions are met. The trustee would pay all amounts due to you on the debt from the deposited funds.

    EVENTS OF DEFAULT

    Each of the following is an event of default under the indentures:

    - Principal not paid when due;

    - Failure to make sinking fund payment for 30 days;

    - Failure to pay interest for 30 days;

    - Covenants not performed for 90 days after notice;

    - Bankruptcy, insolvency or reorganization; and

    - Any other event of default in the indenture.

    Upon the occurrence of an event of default, other than a bankruptcy, insolvency or reorganization, the trustee or holders of 25% of the principal amount outstanding in a series may declare the outstanding principal immediately payable. Under certain circumstances, however, the holders of a majority in principal amount may rescind this action.

    GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SENIOR DEBT SECURITIES

    The indenture relating to the senior debt securities contains covenants restricting our ability to incur liens and enter into sale and lease-back transactions.

    GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SUBORDINATED DEBT SECURITIES

    The subordinated debt securities will be subordinated to all senior debt.

    COMMON STOCK

    We may issue our common stock, par value $0.01 per share. Holders of common stock are entitled to receive dividends declared by our board of directors or an authorized committee of our board of directors. Currently, we pay a dividend of $0.08 per share per quarter. Each holder of common stock as of the applicable record date is entitled to one vote per share. The holders of common stock have no preemptive rights. Holders of common stock have cumulative voting rights for the election of our directors in accordance with our bylaws and Delaware law.

    PREFERRED STOCK AND DEPOSITARY SHARES

    We may issue our preferred stock, par value $0.01 per share, in one or more series. Our board of directors, or an authorized committee of our board of directors, will determine the dividend, voting, conversion and other rights of the series being offered and the terms and conditions relating to its offering and sale at the time of the offer and sale. We may also issue fractional shares of preferred stock that will be represented by depositary shares and depositary receipts.

    WARRANTS

    We may issue warrants for the purchase of debt securities, preferred stock or common stock. We may issue warrants independently or together with other securities.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus incorporates documents by reference that are not presented in or delivered with this prospectus. You should rely only on the information contained in this prospectus and in the documents that we have incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different from or in addition to the information contained in this document and incorporated by reference into this prospectus.

    The following documents, which were filed by us with the Securities and Exchange Commission, and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete, are incorporated by reference into this prospectus:

    - Annual report on Form 10-K for the fiscal year ended October 31, 2001, filed with the Securities and Exchange Commission on January 29, 2002 as amended on Form 10-K/A filed with the Securities and Exchange Commission on January 30, 2002;

    - Current report on Form 8-K, dated November 5, 2001, filed with the Securities and Exchange Commission on November 6, 2001;

    - Current report on Form 8-K, dated November 14, 2001, filed with the Securities and Exchange Commission on November 14, 2001;

    - Current report on Form 8-K, dated November 15, 2001, filed with the Securities and Exchange Commission on November 16, 2001;

    - Current report on Form 8-K, dated November 29, 2001, filed with the Securities and Exchange Commission on November 30, 2001;

    - Current report on Form 8-K, dated December 7, 2001, filed with the Securities and Exchange Commission on December 7, 2001;

    - Current report on Form 8-K, dated February 13, 2002, filed with the Securities and Exchange Commission on February 14, 2002;

    - Current report on Form 8-K, dated February 14, 2002, filed with the Securities and Exchange Commission on February 14, 2002;

    - Current report on Form 8-K, dated February 27, 2002, filed with the Securities and Exchange Commission on February 27, 2002;

    - The description of HP's common stock contained in our registration statement on Form 8-A, filed with the Securities and Exchange Commission on or about November 6, 1957 and any amendment or report filed with the Securities and Exchange Commission for the purposes of updating such description; and

    - The description of HP's preferred share purchase rights contained in our registration statement on Form 8-A, filed with the Securities and Exchange Commission on September 4, 2001 and any amendment or report filed with the Securities and Exchange Commission for the purpose of updating such description.

    In addition, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and before the date of effectiveness of the registration statement are deemed to be incorporated by reference into, and to be a part of, this prospectus from the date of filing of those documents.

    Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus (not including exhibits to the information unless those exhibits are specifically incorporated by reference into this prospectus) to any person, without charge, upon written or oral request. You may request a copy of information incorporated by reference into this prospectus by contacting us in writing or by telephone at the following address:

    Hewlett-Packard Company
    3000 Hanover Street
    Palo Alto, California 94304
    Attention: Investor Relations
    (650) 857-1501

    In addition, you may obtain copies of our information by making a request through our investor relations website, http://www.hp.com/hpinfo/investor, or by sending an e-mail to investor_relations@hp.com.

    We file annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy and information statements and other information filed by HP with the Securities and Exchange Commission may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

    450 Fifth Street, N.W.
    Washington, D.C. 20549

    Reports, proxy and information statements and other information concerning HP may be inspected at:

    New York Stock Exchange
    20 Broad Street
    New York, New York 10005

    Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a Website that contains reports, proxy statements and other information regarding us. The address of the Securities and Exchange Commission web site is http://www.sec.gov.

                                  RISK FACTORS

    Before acquiring any of the securities that may be offered hereby, you should carefully consider the risks discussed in the section of our Form 10-K, as amended January 30, 2002, for the fiscal year ended October 31, 2001, entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors That Could Affect Future Results," which is incorporated in this document by reference.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                        FISCAL YEAR ENDED OCTOBER 31,
                                        --------------------------------------------------------------
                                           2001         2000         1999         1998         1997
                                        ----------   ----------   ----------   ----------   ----------
Ratio of earnings to fixed charges...      2.6x         12.5x        13.7x        11.4x        12.1x

    The ratio of earnings to fixed charges was computed by dividing earnings (earnings from continuing operations before extraordinary item, cumulative effect of change in accounting principle and taxes, adjusted for fixed charges from continuing operations, minority interest in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges from continuing operations for the periods indicated.

    Fixed charges from continuing operations include:

    - interest expense and amortization of debt discount or premium on all indebtedness; and

    - a reasonable approximation of the interest factor deemed to be included in rental expense.

    There are currently no preference equity securities outstanding; therefore the computation of the ratio of earnings to fixed charges and preference dividends is not included.

                                USE OF PROCEEDS

    Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for general corporate purposes, which may include repayment of existing and future indebtedness, acquisitions of products, technology and businesses, capital expenditures, repurchases of common stock, investments in or extensions of credit to our subsidiaries and to meet working capital needs. Pending such uses, we will invest the net proceeds in interest-bearing securities.

                       DESCRIPTION OF THE DEBT SECURITIES

    This section describes the general terms and provisions of any debt securities that we may offer in the future. A prospectus supplement relating to a particular series of debt securities will describe the material terms of that particular series and to the extent to which the general terms and provisions contained herein apply to that particular series.

GENERAL

    The debt securities will either be our senior debt securities or our subordinated debt securities. We expect to issue the debt securities under one or more separate indentures between us and J.P. Morgan Trust Company, National Association (formerly known as Chase Manhattan Bank and Trust Company, National Association), as trustee. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and subordinated indenture are called indentures. For additional information, you should look at the applicable form of indenture that is filed as an exhibit to our registration statement on Form S-3 (file number 333-30786), dated March 17, 2000. Each of the indentures is incorporated by reference into this prospectus. In this description of the debt securities, the words "Hewlett-Packard," "we," "us" or "our" refer only to Hewlett-Packard Company and not to any of our subsidiaries.

    Debt securities may be issued in separate series without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series. We are not limited as to the amount of debt securities we may issue under the indentures. Unless otherwise provided in a prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series.

TERMS OF A PARTICULAR SERIES

    Each prospectus supplement relating to a particular series of debt securities will include specific information relating to the offering. This information will include some or all of the following terms of the debt securities of the series:

    - whether the debt securities are senior or subordinated;

    - the offering price;

    - the title;

    - any limit on the aggregate principal amount;

    - the person who shall be entitled to receive interest, if other than the record holder on the record date;

    - the date the principal will be payable;

    - the interest rate, if any, the date interest will accrue, the interest payment dates and the regular record dates;

    - the interest rate, if any, payable on overdue installments of principal, premium or interest;

    - the place where payments shall be made;

    - any mandatory or optional redemption provisions;

    - if applicable, the method for determining how principal, premium, if any, or interest will be calculated by reference to an index or formula;

    - if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or the holder may elect payment to be made in a different currency;

    - the portion of the principal amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount;

    - if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, that the amount payable will be deemed to be the principal amount;

    - any defeasance provisions if different from those described below under "Satisfaction and Discharge--Defeasance;"

    - any conversion or exchange provisions;

    - whether the debt securities will be issuable in the form of a global security;

    - any subordination provisions if different from those described below under "Subordinated Debt Securities;"

    - any paying agents, authenticating agents or security registrars;

    - any guarantees on the debt securities;

    - any security for any of the debt securities;

    - any deletions of, or changes or additions to, the events of default or covenants; and

    - any other specific terms of such debt securities.

    Unless otherwise specified in the prospectus supplement:

    - the debt securities will be registered debt securities; and

    - registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or multiples of $1,000.

    Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at time of issuance is below market rates.

EXCHANGE AND TRANSFER

    Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us. We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

    In the event of any potential redemption of debt securities of any series in part, we will not be required to:

    - issue, register the transfer of, or exchange any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing; or

    - register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

    We have initially appointed the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents, change transfer agents or change the office of the transfer agent, change any security registrar or act as security registrar. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

GLOBAL SECURITIES

    The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

    - be registered in the name of a depositary that we will identify in a prospectus supplement;

    - be deposited with the depositary or nominee or custodian; and

    - bear any required legends.

    No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee, referred to as certificated debt securities, unless:

    - the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary;

    - an event of default is continuing; or

    - any other circumstances described in a prospectus supplement have occurred permitting the issuance of certificated debt securities.

    As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in the above limited circumstances, owners of beneficial interests in a global security will not be:

    - entitled to have the debt securities registered in their names;

    - entitled to physical delivery of certificated debt securities; and

    - considered to be holders of those debt securities under the indenture.

    Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

    Institutions that have accounts with the depositary or its nominee are referred to as "participants." Ownership of beneficial interests in a global security will be limited to participants and to persons that

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may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

    Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants' interests, or any participant, with respect to interests of persons held by participants on their behalf.

    Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary policies and procedures may change from time to time. Neither the trustee nor we will have any responsibility or liability for the depositary's or any participant's records with respect to beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in the prospectus supplement:

    - Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date; and

    - Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us.

    At our option, however, we may pay interest by mailing a check to the record holder.

    The corporate trust office of the trustee will initially be designated as our sole paying agent. We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

    All monies paid by us to a paying agent for payment on any debt security which remain unclaimed for a period ending the earlier of 10 business days prior to the date the money would be turned over to the state, or at the end of two years after the payment was due, will be repaid to us. Thereafter, the holder may look only to us for such payment.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

    - the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other entity;

    - the successor assumes our obligations on the debt securities and under the indentures;

    - immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

    - certain other conditions are met.

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EVENTS OF DEFAULT

    Each indenture defines an event of default with respect to any series of debt securities as one or more of the following events:

    (1) failure to pay principal of or any premium on any debt security of that series when due;

    (2) failure to pay any interest on any debt security of that series for 30 days when due;

    (3) failure to make any sinking fund payment for 30 days when due;

    (4) failure to perform any other covenant in the indenture if that failure continues for 90 days after we are given the notice required in the indenture;

    (5) our bankruptcy, insolvency or reorganization; and

    (6) any other event of default specified in the prospectus supplement.

    An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities.

    If an event of default, other than an event of default described in clause (5) above, shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be due and payable immediately. If an event of default described in clause (5) above shall occur, the principal amount of all the debt securities of that series will automatically become immediately due and payable. Any payment by us on the subordinated debt securities following any acceleration will be subject to the subordination provisions described below under "Subordinated Debt Securities."

    After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series, under certain circumstances, may rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount, have been cured or waived.

    Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

    A holder will not have any right to institute any proceeding under the indentures, or for the appointment of a receiver or a trustee, or for any other remedy under the indentures, unless:

    (1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

    (2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding; and

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    (3) the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

    Holders may, however, sue to enforce the payment of principal, premium or interest on any series of debt securities or after the due date without following the procedures listed in (1) through (3) above.

    We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

MODIFICATION AND WAIVER

    We and the trustee may make modifications and amendments to the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the modification or amendment. We may also make modifications and amendments to the indentures for the benefit of the holders, without their consent, for certain purposes including, but not limited to:

    - providing for our successor to assume the covenants under the indenture;

    - adding covenants or events of default;

    - making certain changes to facilitate the issuance of the securities;

    - securing the securities;

    - providing for a successor trustee;

    - curing any ambiguities or inconsistencies;

    - permitting or facilitating the defeasance and discharge of the securities; and

    - other changes specified in the indenture.

    However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security of that series affected by the modification or amendment if such modification or amendment would:

    - change the stated maturity of any debt security;

    - reduce the principal, premium, if any, or interest on any debt security;

    - reduce the principal of an original issue discount security or any other debt security payable on acceleration of maturity;

    - change the place of payment or the currency in which any debt security is payable;

    - impair the right to sue for any payment after the stated maturity or redemption date;

    - if subordinated debt securities, modify the subordination provisions in a materially adverse manner to the holders of subordinated debt securities;

    - adversely affect the right to convert any debt security; or

    - change the provisions in the indenture that relate to modifying or amending the indenture.

SATISFACTION AND DISCHARGE; DEFEASANCE

    We may be discharged from our obligations on the debt securities of any series if we deposit enough money with the trustee to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities.

    Each indenture contains a provision that permits us to elect either or both of the following:

    - to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding; and

    - to be released from our obligations under the following covenants and from the consequences of an event of default resulting from a breach of these and a number of other covenants:

        (1) the limitations on sale and lease-back transactions under the senior indenture;

        (2) the limitations on liens under the senior indenture;

        (3) covenants as to payment of taxes and maintenance of properties; and

        (4) the subordination provisions under the subordinated indenture.

    To make either of the above elections, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the action.

    If any of the above events occur, the holders of the debt securities of the series will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities and, if applicable, conversion and exchange of debt securities.

NOTICES

    Notices to holders will be given by mail to the addresses of the holders in the security register.

GOVERNING LAW

    The indentures and the debt securities will be governed by, and construed under, the laws of the State of New York, without regard to conflicts of laws principles.

REGARDING THE TRUSTEE

    The indentures limit the right of the trustee, if it becomes our creditor, to obtain payment of claims or secure its claims.

    The trustee is permitted to engage in certain other transactions. If the trustee acquires any conflicting interest, however, and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign. J.P. Morgan Trust Company, National Association is also our depositary and affiliates of J.P. Morgan Trust Company, National Association, have performed and continue to perform other services for us in the normal course of business.

SENIOR DEBT SECURITIES

    The senior debt securities will be unsecured, unless we elect otherwise, and will rank equally with all of our other unsecured and non-subordinated senior debt.

    COVENANTS IN THE SENIOR INDENTURE

    LIMITATIONS ON LIENS. Neither we nor any restricted subsidiary will issue, incur, create, assume or guarantee any secured debt without securing the senior debt securities equally and ratably with or prior to that secured debt unless the total amount of all secured debt with which the senior debt securities are not at least equally and ratably secured would not exceed the greater of $500 million or 10% of our consolidated net tangible assets.

    LIMITATIONS ON SALE AND LEASE-BACK TRANSACTIONS. Subject to the last paragraph of this section, neither we nor any restricted subsidiary will enter into any lease with a term longer than three years covering any of our principal property or any restricted subsidiary that is sold to any other person in connection with that lease unless either:

    (1) we or any restricted subsidiary would be entitled to incur indebtedness secured by a mortgage on the principal property involved in such transaction at least equal in amount to the attributable debt with respect to the lease, without equally and ratably securing the senior debt securities, pursuant to "Limitation on Liens" described above; or

    (2) an amount equal to the greater of the following amounts is applied within 180 days of such sale to the retirement of our or any restricted subsidiary's long-term debt or the purchase or development of comparable property:

       - the net proceeds from the sale; or

       - the attributable debt with respect to the sale and lease-back transaction.

    However, either we or our restricted subsidiaries would be able to enter into a sale and lease-back transaction without being required to apply the net proceeds as required by (2) above if the sum of the following amounts would not exceed the greater of $500 million or 10% of our consolidated net tangible assets:

    - the total amount of the sale and lease-back transactions; and

    - the total amount of secured debt.

    DEFINITIONS RELATING TO THE SENIOR DEBT SECURITIES

    "attributable debt" with regard to a sale and lease-back transaction means the lesser of:

        (1) the fair market value of such property as determined in good faith by our board of directors; or

        (2) discounted present value of all net rentals under the lease.

    "consolidated net tangible assets" means total assets, less reserves, after deducting:

    (1) total current liabilities, excluding:

       - notes and loans payable;

       - current maturities of long-term debt;

       - current maturities of capital leases; and

    (2) certain intangible assets, to the extent included in total assets.

    "mortgage" means a mortgage, security interest, pledge, lien, charge or other encumbrance.

    "nonrecourse obligation" means indebtedness substantially related to:

    - the acquisition of assets not previously owned by us or any restricted subsidiary; or

    - the financing of any project involving the development of our or any of our restricted subsidiaries' property in which the only recourse is to the assets acquired with the proceeds of the transaction or the project financed with the proceeds of the transaction.

    "principal property" means the land, improvements, buildings and fixtures owned by us or a restricted subsidiary located in the United States that constitutes our principal corporate office, any manufacturing plant or any manufacturing facility and has a book value in excess of .75% of our consolidated net tangible assets as of the determination date. Principal property does not include any property that our board of directors has determined not to be of material importance to the business conducted by our subsidiaries and us, taken as a whole.

    "restricted subsidiary" means any subsidiary that owns any principal property, but does not include:

    - any subsidiary primarily engaged in financing receivables or in the finance business; or

    - any of our less than 80%-owned subsidiaries if the common stock of the subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or on the over-the-counter markets.

    "secured debt" means any of our debt or any debt of a restricted subsidiary for borrowed money secured by either a mortgage on any principal property or stock or indebtedness of a restricted subsidiary. Secured debt does not include:

    - mortgages on property existing at the time of acquisition of the property by us or any subsidiary, whether or not assumed;

    - mortgages on property, shares of stock or indebtedness or other assets of a corporation existing at the time such corporation becomes a restricted subsidiary;

    - mortgages on property, shares of stock or indebtedness or other assets existing at the time of acquisition by us or by a restricted subsidiary (including leases);

    - mortgages to secure payment of all or any part of the purchase price, or to secure any debt within 12 months after the acquisition thereof, or in the case of property, the completion of construction, improvement or commencement of substantial commercial operation of the property;

    - mortgages to secure indebtedness owing to us or to a restricted subsidiary;

    - mortgages existing at the date of the senior indenture;

    - mortgages on property of an entity existing at the time such entity is merged or consolidated with us or a restricted subsidiary;

    - mortgages on property of an entity at the time of a sale or lease of the properties of such entity as an entirety or substantially as an entirety to us or a restricted subsidiary;

    - mortgages incurred to finance the acquisition or construction of property secured by mortgages in favor of the United States or a political subdivision of the United States;

    - mortgages for taxes, assessments or other governmental charges not yet due or payable without penalty that are being contested by us or a restricted subsidiary, and for which we have adequately reserved;

    - mortgages incurred in connection with an asset acquisition or a project financed with a non-recourse obligation;

    - mortgages for materialmen's, mechanics', workmen's, repairmen's, landlord's mortgages for rent or other similar mortgages arising in the ordinary course of business in respect of obligations which are not overdue or which are being contested by us or any restricted subsidiary in good faith and by appropriate proceedings;

    - mortgages consisting of zoning restrictions, licenses, easements and restrictions on the use of real property and minor irregularities that do not materially impair the use of the real property; or

    - mortgages constituting any extension, renewal or replacement of any mortgage listed above to the extent the mortgage is not increased.

SUBORDINATED DEBT SECURITIES

    The subordinated debt securities are subordinated in right of payment to the prior payment in full of all senior debt, including any senior debt securities. In the event of our dissolution, winding up, liquidation or reorganization, the holders of senior debt shall be entitled to receive payment in full before holders of subordinated debt securities shall be entitled to receive any payment or distribution on any subordinated debt securities.

    In the event of insolvency, upon any distribution of our assets:

    - holders of subordinated debt securities are required to pay over their share of such distribution to the trustee in bankruptcy, receiver or other person distributing our assets to pay all senior debt remaining to the extent necessary to pay all holders of senior debt in full; and

    - our unsecured creditors who are not holders of subordinated debt securities or holders of senior debt may recover less, ratably, than holders of senior debt and may recover more, ratably, than the holders of subordinated debt securities.

    DEFINITIONS RELATING TO SUBORDINATED DEBT SECURITIES

    "senior debt" means the principal, premium, if any, and unpaid interest on:

    - our indebtedness for borrowed money;

    - our obligations evidenced by bonds, debentures, notes or similar instruments;

    - our obligations under any interest rate swaps, caps, collars, options, and similar arrangements;

    - our obligations under any foreign exchange contract, currency swap contract, futures contract, currency option contract, or other foreign currency hedge arrangements;

    - our obligations under any credit swaps, caps, floors, collars and similar arrangements;

    - indebtedness incurred, assumed or guaranteed by us in connection with the acquisition by us or any of our subsidiaries of any business, properties or assets, except purchase-money indebtedness classified as accounts payable under generally accepted accounting principles;

    - our obligations as lessee under leases required to be capitalized on the balance sheet in conformity with generally accepted accounting principles;

    - all obligations under any lease or related document, including a purchase agreement, in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property;

    - our reimbursement obligations in respect of letters of credit relating to indebtedness or our other obligations that qualify as indebtedness or obligations of the kind referred to above; and

    - our obligations under direct or indirect guaranties in respect of, and obligations to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to above.

    However, senior debt shall not include (i) any indebtedness or obligation that provides that such indebtedness or obligation is not superior in right of payment to the subordinated debt securities or provides that such indebtedness is subordinate to our other indebtedness and obligations and (ii) indebtedness related to our Liquid Yield Option-TM- Notes due 2017.

    The subordinated debt securities are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to participate in any distribution of the assets of any of our subsidiaries upon their liquidation, reorganization or insolvency, and the consequent right of holders of senior debt securities to participate in those assets, will be subject to the claims of the creditors of such subsidiary. In addition, any claim we may have as a creditor would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

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                          DESCRIPTION OF COMMON STOCK

    Our certificate of incorporation authorizes us to issue up to 9,600,000,000 shares of common stock, par value $0.01 per share. As of January 28, 2002 there were approximately 1,941,391,000 shares of common stock outstanding.

    The holders of common stock as of the applicable record date are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock have cumulative voting rights for the election of our directors in accordance with our bylaws and Delaware law. Subject to preferences applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by the board of directors out of funds legally available for distribution, and, in the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights and is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions available to the common stock. The common stock currently outstanding is validly issued, fully paid and nonassessable.

    See "Description of Preferred Stock--Shareowner Rights Plan; Preferred Stock Rights Agreement" for information regarding the rights that currently attach to each outstanding share of our common stock.

    The transfer agent and registrar for the common stock is Computershare Investor Services.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

    (1) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

    (2) upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

       - by persons who are directors and also officers; and

       - by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    (3) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines "business combination" to include:

    (1) any merger or consolidation involving the corporation and the interested stockholder;

    (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

    (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

    (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

    (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an "interested stockholder" as any entity or person who or which beneficially owns (or within three years did own) 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

    The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

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                         DESCRIPTION OF PREFERRED STOCK

GENERAL

    Our certificate of incorporation authorizes us to issue up to 300,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. As of the date of this prospectus, we did not have any outstanding shares of preferred stock or options to purchase preferred stock. Our board of directors, however, has the authority without stockholder consent, subject to certain limitations imposed by law or our bylaws, to issue one or more series of preferred stock at any time. The certificate of designation relating to each series will fix the rights, preferences and restrictions of the preferred stock of each series. A prospectus supplement relating to each such series will specify the terms of the preferred stock as determined by our board of directors, including the following:

    - the number of shares in any series;

    - the designation for any series by number, letter or title that shall distinguish the series from any other series of preferred stock;

    - the dividend rate and whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

    - the voting rights of that series of preferred stock, if any;

    - any conversion provisions applicable to that series of preferred stock;

    - any redemption or sinking fund provisions applicable to that series of preferred stock including whether there is any restriction on the repurchase or redemption of the preferred stock while there is any arrearage in the payment of dividends or sinking fund installments;

    - the liquidation preference per share of that series of preferred stock, if any; and

    - the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

    We will describe the specific terms of a particular series of preferred stock in the prospectus supplement relating to that series. The description of preferred stock above and the description of the terms of a particular series of preferred stock in the related prospectus supplement will not be complete. You should refer to the certificate of designation for complete information. The prospectus supplement will also contain a description of certain U.S. federal income tax consequences relating to the preferred stock.

    Although it has no present intention to do so, our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights, which could adversely affect the voting power of the holders of common stock. If we issue preferred stock, it may have the effect of delaying, deferring or preventing a change of control.

SHAREOWNER RIGHTS PLAN; PREFERRED STOCK RIGHTS AGREEMENT

    The following summary of the principal terms of the rights and the Preferred Stock Rights Agreement, referred to as the rights agreement, is a general description only and is subject to the detailed terms and conditions of the rights agreement. A copy of the rights agreement is attached as Exhibit 4.1 to our registration statement on Form 8-A filed with the SEC on September 4, 2001 and incorporated by reference in this registration statement.

    On August 31, 2001, our board of directors declared a dividend distribution of one right for each outstanding share of our common stock to our shareowners of record at the close of business on September 17, 2001. Each right is subject to the terms of the rights agreement. The rights agreement provides that each share of our outstanding common stock will have the right to purchase one one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $180.00, subject to adjustment.

    The rights under the rights agreement currently are attached to and trade only together with outstanding certificates representing our common stock. The rights will separate from our common stock and be represented by separate and distinct certificates approximately ten days after someone acquires or commences a tender offer for 15% or more of our outstanding common stock.

    After the rights separate from our common stock, certificates representing the rights will be mailed to record holders of our common stock. Once distributed, the rights certificates alone will represent the rights.

    All shares of our common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on September 17, 2011 unless earlier redeemed or exchanged by us.

    If an acquiror, which could be a person or group, obtains, or commences a tender or exchange offer to obtain, 15% or more of our common stock, then each right will entitle the holder to purchase a number of shares of our common stock having a then current market value equal to two times the exercise price.

    Each right will entitle the holder to purchase a number of shares of common stock of the acquiring entity having a then current market value of twice the purchase price if an acquiror obtains 15% or more of our common stock and any of the following occurs:

    - HP merges into another entity;

    - an acquiring entity merges into HP; or

    - HP sells more than 50% of its assets or earning power.

    Under the rights agreement, any rights that are or were owned by an acquiror or its affiliates of more than 15% of our outstanding common stock will be null and void.

    The rights agreement provides that after an acquiror obtains 15% or more of outstanding HP common stock, but less than 50% of outstanding HP common stock, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for HP common stock, other than rights owned by the acquiror or its affiliates. In such an event, the exchange ratio is one common share per right, adjusted to reflect any stock split, stock dividend or similar transaction.

    At its option, our board of directors may redeem all of the outstanding rights under the rights agreement at any time on or prior to the close of business on the earlier of:

    - the fifth day following the time that an acquiror obtains 15% or more of outstanding HP common stock or such later date as may be determined by a majority of the board and publicly announced by us; or

    - September 17, 2011.

    The redemption price under the rights agreement is $0.001 per right. The right to exercise the rights will terminate upon the action of our board of directors ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

    Holders of rights will have no rights as HP shareowners, including without limitation the right to vote or receive dividends, simply by virtue of holding the rights.

    The provisions of the rights agreement may be amended by the board of directors prior to the date ten days after any person acquires 15% or more of HP common stock without approval of the holders of the rights. However, after the date any person acquires 15% or more of HP common stock, the rights agreement may not be amended in any manner which would adversely affect the interests of the holders of the rights, excluding any interests of the acquiror.

    The rights issued under the rights agreement are designed to protect and maximize the value of the outstanding equity interests in HP in the event of an unsolicited attempt by an acquiror to take over HP in a manner or on terms that are not approved by our board of directors. The rights are designed to deter unfair tactics, including a gradual accumulation of shares in the open market of a 15% or greater position, followed by a merger or a partial or two-tier tender offer that does not treat all HP shareowners equally.

    Subject to the restrictions described above, the rights may be redeemed by us at $0.001 per right at any time prior to the time the rights separate from HP common stock. Accordingly, the rights should not interfere with any merger or business combination approved by our board of directors. The rights are not intended to prevent a takeover of HP. However, the rights may have the effect of rendering more difficult or discouraging an acquisition of HP deemed undesirable by our board of directors. The rights will cause substantial dilution to a person or group that attempts to acquire HP on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned upon redemption of the rights.

                      DESCRIPTION OF THE DEPOSITARY SHARES

    At our option, we may elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares and each of these depositary shares will represent a fraction, to be set forth in the prospectus supplement, of a share of a particular series of preferred stock. Each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption and liquidation rights.

    The shares of preferred stock underlying the depositary shares will be deposited with a bank or trust company selected by us to act as depositary, under a deposit agreement between us, the depositary and the holders of the depositary receipts. The depositary will be the transfer agent, registrar and dividend disbursing agent for the depositary shares.

    Depositary receipts issued pursuant to the depositary agreement will evidence the depositary shares. Holders of depositary receipts agree to be bound by the deposit agreement, which requires holders to take certain actions such as filing proof of residence and paying certain charges.

    The summary of terms of the depositary shares contained in this prospectus is not complete. You should refer to the forms of the deposit agreement, our certificate of incorporation and the certificate of amendment for the applicable series of preferred stock that are, or will be, filed with the Securities and Exchange Commission.

DIVIDENDS

    The depositary will distribute all cash dividends or other cash distributions received in respect of the series of preferred stock underlying the depositary shares to the record holders of depositary receipts in proportion to the number of depositary shares owned by those holders on the relevant record date, which will be the same date as the record date for the preferred stock.

    In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary, with our approval, may adopt another method for the distribution, including selling the property and distributing the net proceeds to the holders.

LIQUIDATION PREFERENCE

    In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of each depositary share will be entitled to receive the fraction of the liquidation preference accorded each share of the applicable series of preferred stock, as set forth in the applicable prospectus supplement.

REDEMPTION

    If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of preferred stock held by the depositary. Whenever we redeem any preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock so redeemed. The depositary will mail the notice of redemption to the record holders of the depositary receipts promptly upon receiving the notice from us and not fewer than 35 nor more than 60 days, unless otherwise provided in the applicable prospectus supplement, prior to the date fixed for redemption of the preferred stock and the depositary shares.

VOTING

    Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts underlying the preferred stock. Each record holder of those depositary receipts on the record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock underlying that holder's depositary shares. The record date for the depositary will be the same date as the record date for the preferred stock. The depositary will try, as far as practicable, to vote the preferred stock underlying the depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the preferred stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

WITHDRAWAL OF PREFERRED STOCK

    Owners of depositary shares are entitled, upon surrender of depositary receipts at the principal office of the depositary and payment of any unpaid amount due to the depositary, to receive the number of whole shares of preferred stock underlying the depositary shares. Partial shares of preferred stock will not be issued. Holders of preferred stock will not be entitled to deposit the shares under the deposit agreement or to receive depositary receipts evidencing depositary shares for the preferred stock.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

    The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time and from time to time by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the holders of depositary shares, other than fee changes, will not be effective unless the amendment has been approved by at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by the depositary or us only if:

    - all outstanding depositary shares have been redeemed; or

    - there has been a final distribution in respect of the preferred stock in connection with our dissolution and such distribution has been made to all the holders of depositary shares.

CHARGES OF DEPOSITARY

    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the depositary in connection with the initial deposit of the preferred stock and the initial issuance of the depositary shares, any redemption of the preferred stock and all withdrawals of preferred stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and other specified charges as provided in the deposit agreement to be for their accounts. The depositary may refuse to transfer depositary shares, withhold dividends and distributions and sell the depositary shares evidenced by the depositary receipt if the charges are not paid.

MISCELLANEOUS

    The depositary will forward to the holders of depositary receipts all reports and communications we deliver to the depositary that we are required to furnish to the holders of the preferred stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at such other places as it may from time to time deem advisable, any reports and communications we deliver to the depositary as the holder of preferred stock.

    Neither the depositary nor we will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to performance in good faith of our respective duties under the deposit agreement. Neither the depositary nor we will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

FEDERAL INCOME TAX CONSEQUENCES

    Owners of the depositary shares will be treated for United States federal income tax purposes as if they were owners of the preferred stock underlying the depositary shares. As a result, owners will be entitled to take into account for United States federal income tax purposes, income and deductions to which they would be entitled if they were holders of such preferred stock. No gain or loss will be recognized for United States federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares. The tax basis of each share of preferred stock to an exchanging owner of depositary shares will be, upon such exchange, the same as the aggregate tax basis of the depositary shares exchanged. The holding period for preferred stock in the hands of an exchanging owner of depositary shares will include the period during which such person owned such depositary shares.

                          DESCRIPTION OF THE WARRANTS

GENERAL

    We may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

    This summary of certain provisions of the warrants is not complete. For the complete terms of the warrant agreement, you should refer to the provisions of the warrant agreement that will be filed with the Securities and Exchange Commission in connection with the offering of warrants.

DEBT WARRANTS

    The prospectus supplement relating to a particular issue of warrants to issue debt securities will describe the terms of the debt warrants, including the following:

    - the title of the debt warrants;

    - the offering price for the debt warrants, if any;

    - the aggregate number of the debt warrants;

    - the designation and terms of the debt securities purchasable upon exercise of the debt warrants;

    - if applicable, the designation and terms of the debt securities that the debt warrants are issued with and the number of debt warrants issued with each debt security;

    - if applicable, the date from and after which the debt warrants and any debt securities issued with them will be separately transferable;

    - the principal amount of debt securities that may be purchased upon exercise of a debt warrant and the price at which the debt securities may be purchased upon exercise, which may be payable in cash, securities or other property;

    - the dates on which the right to exercise the debt warrants will commence and expire;

    - if applicable, the minimum or maximum amount of the debt warrants that may be exercised at any one time;

    - whether the debt warrants represented by the debt warrant certificates or debt securities that may be issued upon exercise of the debt warrants will be issued in registered or bearer form;

    - information with respect to book-entry procedures, if any;

    - the currency or currency units in which the offering price, if any, and the exercise price are payable;

    - if applicable, a discussion of material United States federal income tax considerations;

    - the antidilution provisions of the debt warrants, if any;

    - the redemption or call provisions, if any, applicable to the debt warrants; and

    - any additional terms of the debt warrants, including terms, procedures and limitations relating to the exchange and exercise of the debt warrants.

STOCK WARRANTS

    The prospectus supplement relating to a particular issue of warrants to issue our common stock or preferred stock will describe the terms of the warrants, including the following:

    - the title of the warrants;

    - the offering price for the warrants, if any;

    - the aggregate number of the warrants;

    - the designation and terms of the common stock or preferred stock that may be purchased upon exercise of the warrants;

    - if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each security;

    - if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

    - the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant and the price at which such shares may be purchased upon exercise;

    - the dates on which the right to exercise the warrants shall commence and expire;

    - if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

    - the currency or currency units in which the offering price, if any, and the exercise price are payable;

    - if applicable, a discussion of material United States federal income tax considerations;

    - the antidilution provisions of the warrants, if any;

    - the redemption or call provisions, if any, applicable to the warrants; and

    - any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

                              PLAN OF DISTRIBUTION

    We may sell the securities separately or together:

    - through one or more underwriters or dealers in a public offering and sale by them,

    - directly to investors, or

    - through agents.

    We may distribute the securities from time to time:

    - in one or more transactions at a fixed price or prices, which may be changed from time to time,

    - at market prices prevailing at the times of sale,

    - at prices related to such prevailing market prices, or

    - at negotiated prices.

    We will describe the method of distribution of the securities in the prospectus supplement.

    We may determine the price or other terms of the securities offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the underwriters' obligations in the related supplement to this prospectus.

    Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act of 1933, as amended. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

    We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

    All debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of debt securities may make a market in the debt securities. However, they are not obligated to make a market and may discontinue market-making activity at any time. No assurance can be given as to the liquidity of the trading market for any debt securities.

    Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL MATTERS

    Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon the validity of the issuance of the securities offered by this prospectus for us.

                                    EXPERTS

    Our consolidated financial statements and schedule at October 31, 2001 and 2000 and for the years then ended, appearing in our Annual Report on Form 10-K, as amended January 30, 2002, for the year ended October 31, 2001, have been audited by Ernst &Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    Our consolidated financial statements and schedule for the year ended October 31, 1999 incorporated in this prospectus by reference to the Annual Report on Form 10-K, as amended January 30, 2002, for the year ended
October 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements and schedule of Compaq Computer Corporation at December 31, 2001 and 2000 and for each of the two years in the period ended December 31, 2001, appearing in our Current Report on Form 8-K dated February 14, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements and schedule of Compaq Computer Corporation for the year ended December 31, 1999 incorporated in this prospectus by reference to Hewlett-Packard Company's Current Report on Form 8-K dated February 14, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  THE COMPANY

                            HEWLETT-PACKARD COMPANY
                              3000 HANOVER STREET
                              PALO ALTO, CA 94304

                             TRUSTEE, REGISTRAR AND
                                  PAYING AGENT

                           J.P. MORGAN TRUST COMPANY,
                              NATIONAL ASSOCIATION
                             101 CALIFORNIA STREET
                                   SUITE 3800
                            SAN FRANCISCO, CA 94111

                            LUXEMBOURG LISTING AGENT

                    DEXIA BANQUE INTERNATIONALE A LUXEMBOURG
                                69, ROUTE D'ESCH
                               L-2953 LUXEMBOURG

                            LUXEMBOURG PAYING AGENT

                        J.P. MORGAN BANK LUXEMBOURG S.A.
                                 5 RUE PLAETIS
                               LUXEMBOURG, L-2338
                                   LUXEMBOURG

                                 LEGAL ADVISORS


             TO THE COMPANY:                                  TO THE UNDERWRITERS:

     WILSON SONSINI GOODRICH & ROSATI                       CRAVATH, SWAINE & MOORE
            650 PAGE MILL ROAD                                  WORLDWIDE PLAZA
     PALO ALTO, CALIFORNIA 94304-1050                          825 EIGHTH AVENUE
                                                            NEW YORK, NEW YORK 10019

                      INDEPENDENT AUDITORS FOR THE COMPANY

                               ERNST & YOUNG LLP
                             303 ALMADEN BOULEVARD
                           SAN JOSE, CALIFORNIA 95110

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                                 $1,500,000,000

                                     [LOGO]

               $1,000,000,000 5.50% Global Notes due July 1, 2007
                $500,000,000 6.50% Global Notes due July 1, 2012

                          ---------------------------

                             PROSPECTUS SUPPLEMENT
                                 JUNE 21, 2002
                        --------------------------------

                               JOINT BOOK-RUNNERS

                         Banc of America Securities LLC
                            Deutsche Bank Securities
                                    JPMorgan
                               ------------------

                                 Scotia Capital
                             ABN AMRO Incorporated
                                  BNP PARIBAS
                             Commerzbank Securities
                           Credit Suisse First Boston
                                      HSBC
                              Salomon Smith Barney
                              Wachovia Securities

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